HOST MARRIOTT


04026229



ANNUAL REPORT 2003

CONTENTS

THE HYATT REGENCY MAUI RESORT AND SPA



THE HYATT REGENCY MAUI PICTURED ABOVE AND ON OUR COVER, REPRESENTS OUR FIRST PROPERTY IN THE MAJOR RESORT DESTINATION OF HAWAII. WITH 806 ROOMS AND 125,000 SQUARE FEET OF MEETING AND OUTDOOR FUNCTION SPACE, THIS PREMIER HOTEL MEETS THE NEEDS OF THE MOST DISCERNING BUSINESS CUSTOMER OR INDIVIDUAL GUEST, COMBINING A WORLD CLASS SPA, 36 HOLES OF CHAMPIONSHIP GOLF AND CONVENTION CENTER COMPLEX, ALL IN AN UNMATCHED TROPICAL SETTING.

HOST MARRIOTT

Will be the premier hospitality real estate company. We will own high quality lodging assets in prime urban, airport and resort/convention locations. Creating value through aggressive asset management and disciplined capital allocation to generate superior performance, we will maximize shareholders' returns through a combination of dividends, growth in funds from operations and increases to net asset value per share.



FINANCIAL HIGHLIGHTS

(Unaudited, in millions, except per share data, hotel data, and stock price)[1]	2003	2002	2001
OPERATING DATA			
Revenues	$ 3,448	$ 3,516	$ 3,558
Operating profit	316	437	520
Net income (loss)	14	(16)	51
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Income (loss) from continuing operations	$ (.92)	$ (.34)	$ .06
Diluted earnings (loss)	$ (.07)	$ (.19)	$ .08
Diluted weighted average shares outstanding	281.0	263.0	253.2
BALANCE SHEET DATA			
Total assets	$ 8,592	$ 8,316	$ 8,338
Debt	5,486	5,638	5,602
Convertible preferred securities	475	475	475
Equity	2,136	1,610	1,609
OTHER DATA			
Adjusted EBITDA[2]	$ 709	$ 851	$ 899
Funds from operations per diluted share[2]	.99	1.09	1.42
Stock price on December 31st	12.32	8.85	9.00
COMPARABLE HOTEL DATA[3]			
Number of properties	112	112	
Number of rooms	54,888	54,888	
Average daily rate	$140.86	$143.60	
Occupancy percentage	68.8%	70.4%	
RevPAR[4]	$ 96.85	$101.07	

(1) This table presents certain selected historical data that has been derived from our audited consolidated financial statements and other operating data of the company.

(2) Adjusted EBITDA is Earnings before Interest Expense, Income Taxes, Depreciation, Amortization and other items. Funds from operations (FFO) per diluted share, as defined by the National Association of Real Estate Investment Trusts, is net income excluding gains or losses from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures on a per share basis after adjustments for dilutive securities. FFO per diluted share and Adjusted EBITDA are non-GAAP financial measures within the meaning of the rules of the Securities & Exchange Commission. See Management's Discussion and Analysis of Results of Operations and Financial Condition for further discussion.

(3) We define our comparable hotels as full-service properties that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations, for the entirety of the reporting periods being compared, and that have not sustained substantial property damage or undergone large-scale capital projects during the reporting periods being compared.

(4) Room revenue per available room ("RevPAR") represents the combination of average daily room rate charged and the average daily occupancy achieved, and is a commonly used indicator of hotel performance. RevPAR does not include food and beverage or other ancillary revenues generated by the property.

TO OUR SHAREHOLDERS



CHRISTOPHER J. NASSETTA — *President and Chief Executive Officer*
RICHARD E. MARRIOTT — *Chairman of the Board*

THROUGHOUT THE YEAR, WE HAVE KEPT A CLEAR FOCUS ON OUR LONG-TERM GOAL OF MAXIMIZING SHAREHOLDER VALUE THROUGH DISCIPLINED CAPITAL ALLOCATION, SOUND FINANCIAL DECISION-MAKING AND AGGRESSIVE ASSET MANAGEMENT. AS DETAILED BELOW, WE ACHIEVED A NUMBER OF IMPORTANT OBJECTIVES DURING THE YEAR AND ARE POISED TO CAPITALIZE ON NEW OPPORTUNITIES AS THE RECOVERY IN THE LODGING INDUSTRY STRENGTHENS:

- we acquired the 806-room Hyatt Regency Maui Resort and Spa at a significant discount to replacement cost and, in the process, became the largest third-party owner of Hyatt properties;
- we resolved all outstanding issues on the New York Marriott World Trade Center and Financial Center hotels and received net proceeds of approximately $372 million;
- we sold eight of our non-core hotels for total proceeds of approximately $190 million;
- we issued $500 million of common stock, which was partially deployed to fund the acquisition of the Maui Hyatt;
- we refinanced over $800 million of debt, lowering our average interest rate and extending our debt maturities;
- we repaid or redeemed approximately $500 million of debt in 2003 and early 2004 with the proceeds from asset sales and the World Trade Center settlement; and
- we continued to engage "best-in-class" operators for our portfolio by converting the Boston Swissôtel to a Hyatt and the Atlanta Swissôtel to a Westin, which marks the first Starwood-branded hotel in our portfolio.

We believe these achievements exemplify the focus and disciplined approach to our business that has made the company the nation's premier owner of lodging real estate.

From an operations perspective, 2003 was a challenging year. The war in Iraq, continued volatility in terrorist threat levels, severe acute respiratory syndrome (SARS) and a slowly developing economy all had a significant impact on our results. Comparable hotel revenue per available room declined 4.2 percent from 2002, with average room rates down 1.9 percent and a decrease in occupancy of 1.6 percentage points. Earnings Before Interest Expense, Income, Taxes, Deprecation, Amortization and other items (Adjusted EBITDA) decreased 17 percent in 2003 to $709 million. Funds From Operations (FFO) per diluted share was $.99 for 2003 compared to $1.09 for 2002 and our diluted loss per share was $.07 compared to diluted loss per share of $.19 in 2002. Our financial results were significantly affected by several transactions, including the gain of $212 million on the settlement of the insurance claims for the New York Marriott World Trade Center and Financial Center hotels, which was partially offset by the expenses incurred with the repayment or refinancing of over $1.3 billion of debt. Overall, these transactions increased FFO per diluted share by $.34 and net income by $152 million, or $.54 per share, in 2003.

We are pleased that we have finally started to see signs of a lodging industry recovery and, although the industry turnaround was delayed, the year ahead looks much brighter. Host Marriott's best-in-class lodging portfolio provides an unmatched opportunity to take advantage of a sustained recovery in lodging fundamentals as the economy improves. We will continue our aggressive portfolio management and remain disciplined in our approach to capital allocation to generate superior performance in the years to come.

STRATEGIC FOCUS

Our long-term strategic focus remains consistent with the philosophy that has driven our success over the past ten years. We will continue to focus on the ownership of luxury and upper-upscale urban and resort/convention hotels in prime locations, which we expect to outperform other lodging segments over the next industry cycle. In implementing this strategy, we will continue to look for ways to enhance the returns on our existing hotels by improving operations and selectively investing capital in high-yield projects, as well as fully utilizing our properties to their highest and best use.

Our ability to successfully implement our strategic vision is predicated on a strong balance sheet. Over the past two years, we have focused our attention on liquidity, maintaining a strong balance sheet, and increasing financial flexibility to be able to meet the business challenges confronting the lodging industry and to position the company to take advantage of value-creating opportunities as they arise. The results of our efforts in 2003 and early 2004 were very successful.



THE RITZ-CARLTON GOLF RESORT, NAPLES

The Ritz-Carlton Golf Resort, Naples is a luxurious golfer's paradise, surrounded by the 36-hole Greg Norman designed Tiburon Golf Club. Opened just over two years, this property has already established itself as a premier resort destination, earning AAA's Five-Diamond award for exemplary service combined with its spectacular location along Florida's gold coast.

Our near-term liquidity is strong and more than sufficient to take advantage of acquisition opportunities that meet our investment criteria. We have over $500 million of available cash, a significant portion of which has been designated for acquisitions and investments in our existing portfolio. We also have $250 million in available capacity under our credit facility and our near-term debt maturities are minimal.

We have taken advantage of the favorable capital markets and made significant strides toward reducing our overall leverage, while lengthening our average debt maturity and decreasing our weighted average interest rate. We issued over $500 million in equity, refinanced over $800 million of debt and repaid or redeemed over $500 million in debt. In the first quarter of 2004, we continued to successfully apply this strategy by completing a $500 million exchangeable debenture offering. The debentures bear interest at 3 1/4 percent and the proceeds will be used to redeem a portion of our 7 7/8 percent senior notes. This financing further extends our maturities and provides an opportunity to further reduce our leverage in the future by issuing common stock at an approximate 50 percent premium to our current stock price. In the near-term, we will pursue other opportunities to further reduce leverage by the selective recycling of capital and the repayment of debt. Having established this strong foundation, our balance sheet will inevitably improve as operations continue to strengthen, resulting in a positive impact on both our cost of capital and our credit rating.

CAPITAL ALLOCATION

We have always strategically allocated capital to create long-term shareholder value. At the time of the split of Host Marriott and Marriott International, Inc. in 1993, over 55 percent of our hotel rooms were limited-service. We took advantage of favorable market conditions by exiting the limited-service hotel business while building our full-service portfolio as we acquired premium hotel assets that met our demanding, best-in-class standards. Prior to 1998, we bought $6 billion in luxury and upper-upscale hotels at significant discounts to replacement costs, growing our full-service portfolio over four-fold. As both hotel property pricing and performance peaked, we re-allocated capital expenditures to expand and invest in our existing properties.

While we will continue to focus on improving the returns on our existing properties, we believe that market conditions in 2004 will provide a number of attractive opportunities to acquire hotel properties that meet our criteria for excellence and provide the potential for attractive returns. We will consider using stock in making acquisitions when we are confident that we can create value on a per share basis. Most importantly, we will continue our disciplined approach to growth by buying the best assets, in the best markets, with the best brands, managed by the best operators.

A recent example is the November 2003 acquisition of the 806-room Hyatt Regency Maui Resort and Spa for $321 million. Nestled in a tropical paradise, overlooking 1,800-feet of white sand beach and with Hawaii's only oceanfront, full-service spa, the Hyatt Regency represents our first property in this market. Consistently rated a top destination by Conde Nast, the purchase of the Hyatt Regency is consistent with our goal of only acquiring properties that meet or exceed our exacting best-in-class standards. We were able to add this premier hotel in a major resort market at a 20 percent discount to replacement cost and we are very confident in the long-term prospects for this property.

In pursuing this disciplined approach, we will seek to further diversify our portfolio of brands. Our focus will continue to be luxury and upper-upscale properties located in urban and resort/convention markets with high barriers to entry. We will target the industry's strongest brands, working with operators such as Hyatt, Hilton, Four Seasons and Starwood, while continuing to strengthen our relationship with Marriott International.



★★★★★

NEW YORK MARRIOTT MARQUIS

Guests at the New York Marriott Marquis have a front-row, center seat to the energy and excitement that radiates from New York City. Rising high above Times Square in the heart of the Broadway theatre district, this 1,944-room luxury hotel occupies a one-of-a-kind location in one of the world's greatest cities.










FIVE STAR ASSETS

THE RITZ-CARLTON, NAPLES

Resembling a grand Mediterranean villa, this luxurious 463-room hotel is set amidst 20 beachfront acres on Florida's southwest coast. The Ritz-Carlton, Naples has earned both Mobil Five-Star and AAA Five-Diamond recognition as one of the country's top resorts. Guests can watch the sun gleam on the Gulf of Mexico from private balconies or stroll through manicured gardens, surrounded by Old World grandeur that is the perfect setting for relaxation or a special business meeting.





San Francisco Moscone Marriott

A spectacular landmark in one of the world's most picturesque cities, the San Francisco Moscone Marriott features 1,498 rooms and over 100,000 square feet of meeting and banquet space. This premier convention hotel is just steps away from the Moscone Convention Center and Buena Vista Gardens.

In this regard, we converted our Swissôtel Boston to the Boston Hyatt Regency in 2003 and we converted the Swissôtel Atlanta to the Westin Buckhead in early 2004. We believe the broader brand name recognition and resources of Hyatt and Starwood will help improve operations and drive profitability in the long-term at these hotels.

Part of our capital allocation process is the sale of non-core assets that are not in keeping with our long-term strategic goals, or fail to meet our ongoing investment criteria, provided we can obtain satisfactory pricing. Examples include hotels in slower growth markets, or that have higher capital expenditure needs, that we expect will generate lower returns than the rest of the portfolio. In keeping with this strategy, we sold eight properties during 2003 for $190 million and deployed the majority of the proceeds to repay debt. We expect to complete additional asset sales in 2004. This disciplined recycling of capital will be used to decrease our leverage or improve long-term returns by reinvesting sale proceeds in assets that meet our target profile. Ultimately, our focus on select premium properties will result in fewer capital expenditure demands, a higher replacement cost per room and a higher growth rate.

Our business is capital intensive in terms of building, furniture, fixtures and equipment maintenance and refurbishment. On average, we spend $200 million to $250 million annually on replacements, refurbishments and property enhancements to uphold our standards and to drive future revenue growth. Even in the difficult operating environment over the last three years, we have managed the level of capital expenditures to ensure that our hotels maintain our high standards of excellence. During the year, we completed a major rooms' renovation at the San Francisco Moscone Marriott and a significant portion of the rooms were renovated at the New York Marriott Marquis. These properties are now well equipped to enjoy the anticipated increase in lodging demand. In 2004, we will renovate approximately 20 percent of our total guest rooms and approximately 13 percent of our total meeting space. We continue to seek ways to improve the capital expenditure process, looking to reduce overall outlays while increasing the useful life of ongoing and necessary improvements.

We are also in various stages of expanding spas, ballrooms and exhibit halls at several of our properties. These opportunities provide some of the highest returns on our investment dollars. We believe these investments will drive performance and significantly enhance the long-term value of these properties.

SUPERIOR ASSET MANAGEMENT

Assuring strong growth in future revenues means implementing strategic vision today. Strategic vision starts with working closely with our hotel operators to implement a strategic plan for each individual hotel in our portfolio. While for the past three years we have primarily focused on maintaining market share and controlling costs, with the improving economy and the strengthening of lodging fundamentals, we are shifting our focus to increasing revenues and developing new opportunities for growth.

Our hotels have historically generated a higher percentage of their revenues from corporate group and corporate transient customers, which were among the most significantly affected by events in 2003. While we are not able to fully replace these revenues, we maximized results by concentrating on increasing short-term group sales and on discounted individual and group business. The size and location of our urban resort/ convention hotels has helped in these efforts, enabling our managers to be creative and flexible in using meeting and catering space to adapt to the needs of both large and small groups.

Controlling operating costs has been a key priority over the past several years. The quality of our portfolio creates high guest expectations, and our team is working closely with our hotel operators to establish and refine operating benchmarks,



San Diego Marriott Hotel and Marina

The spectacular twin towers of the 1,356-room San Diego Marriott Hotel and Marina are adjacent to the Convention Center and Seaport Village in the heart of downtown San Diego. Within comfortable walking distance of the Gaslamp District, Farmers Market and other attractions, the hotel has over 100,000 square feet of meeting space, as well as a 446-slip marina, one of California's largest.





PREMIUM LOCATIONS

ORLANDO WORLD CENTER MARRIOTT

One of the Nation's great convention hotels, the Orlando World Center Marriott is a landmark property in Central Florida. The 2,000-room hotel can satisfy even the most discerning travelers searching for the best in accommodations and recreational options close to the major Orlando attractions. The property's 18-hole championship course, Hawk's Landing, is a must for golf enthusiasts.


WESTIN

THE WESTIN BUCKHEAD ATLANTA

The Westin Buckhead Atlanta is perfectly situated in Atlanta's most affluent and fashionable business, shopping and entertainment district. Our first property under the Westin brand, this 22-story landmark property offers 365 rooms with luxurious handcrafted furnishings and the elegant dining experience of the Palm restaurant.

reduce labor costs and generate savings in ways that do not impact on the perceived quality of our hotels or guest satisfaction. We believe our cost control efforts have minimized the overall decline in margins and achieved meaningful long-term efficiencies that will enhance our future performance. However, improvements in margins in 2004 will be difficult as increases in costs such as wages and benefits are expected to exceed inflation.

OUTLOOK

The operating environment for the lodging industry has brightened considerably over the last few months. Demand in the upper-upscale segment started to accelerate in the second half of the year and, we believe, will continue to grow for several years. More importantly, we believe demand growth will be combined with a low rate of supply growth providing an ideal environment for improving financial performance.

Historically, lodging industry performance has been highly correlated to the increases in the U.S. Gross Domestic Product. Because lodging results in the luxury and upper-upscale segments typically trail improvements in GDP by several quarters, we expect that rising levels of business travel and business investment will drive revenues at our hotels beginning in 2004.

While encouraged by those recent results, we are even more convinced about the positive intermediate and long-term prospects for the lodging industry as a whole and, particularly, for Host Marriott. As the economy continues to improve, lodging fundamentals will continue to strengthen and increasing demand should result in meaningful growth in RevPAR, earnings and dividends. Host Marriott's combination of luxury and upper-upscale assets in prime locations will drive premium pricing and returns as demand increases. Our prudent stewardship and careful allocation of capital should be rewarded with accelerating operating performance and new opportunities for growth.

We are also pleased that we have a new member of our Board of Directors who will help guide our company's future growth. John B. Morse, Jr., vice president and chief financial officer of The Washington Post Company, joined our Board in July 2003. His strong business skills and financial background will be a valuable addition to our independent Board, supplementing and complementing the depth and range of experience of our other members. We know Host Marriott will benefit from his contributions.

We also marked the departure this past November of John G. Schreiber from our Board. John helped guide the company through our conversion to a REIT and the turbulence of the last several years and we thank him for his considerable contribution to our success. He will be missed.

We are confident that our future is bright. That confidence is based on the knowledge that Host Marriott truly is the premier hospitality real estate company. With our best-in-class portfolio, management team and operators, we are well positioned to succeed. We are financially strong and poised for growth as the lodging industry recovers. We appreciate your support and are committed to creating shareholder value. After three difficult years in the lodging industry, we are very optimistic about our prospects for 2004 and beyond.

RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer
MARCH 12, 2004











BOSTON MARRIOTT COPLEY PLACE

The Boston Marriott Copley Place provides a convenient base for pleasure and business travelers alike in Boston's famous Back Bay. Staying in one of its 1,139 luxury rooms enhances any trip to one of America's most historic cities.



DISTINCTIVE MARKETS

The Hyatt Regency Maui Resort and Spa

Located on Hawaii's romantic and mystical island of Maui, the luxurious 806-room Hyatt Regency Maui overlooks 1,800 feet of sparkling white sand beach. A uniquely island experience with tropical waterfalls and brilliant foliage, guests can be pampered at the world-class spa or experience the energy of a Hawaiian luau, building memories that last a lifetime.







BOARD OF DIRECTORS

Back row, left to right: Terence C. Golden, Ann McLaughlin Korologos, John B. Morse, Jr.,
Front row, left to right: Judith A. McHale, Christopher J. Nassetta, Richard E. Marriott, Robert M. Baylis



MANAGEMENT TEAM

Back row, left to right: Jules A. Sieburgh, Matthew L. Richardson,
Elizabeth A. Abdoo, Pamela K. Wagoner, Richard A. Burton, Gregory J. Larson,
Front row, left to right: John A. Carnella, Larry K. Harvey, Christopher J. Nassetta,
W. Edward Walter, James F. Risoleo, Minaz Abji

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements about our business. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in "Forward Looking Statements" contained in this report.

OVERVIEW

Structure and Business. We are a real estate investment trust, or REIT, that owns 113 full-service hotel properties as of February 15, 2004, which operate primarily in the luxury and upper-upscale hotel sectors. As of December 31, 2003, Host Marriott was the largest hotel REIT in the National Association of Real Estate Investment Trust's composite index. Host Marriott conducts its operations through Host Marriott, L.P., or Host LP, of which Host Marriott is the sole general partner.

Our hotels are operated under brand names that are among the most respected and widely recognized in the lodging industry-including Marriott, Ritz-Carlton, Hyatt, Four Seasons, Hilton and Westin. The majority of our properties are located in central business districts of major cities, near airports and in resort/convention locations. The target profile for our portfolio includes luxury and upper-upscale full-service properties in locations where further large scale development is limited, which we believe allows us to maintain room rate and occupancy premiums over our competitors. We seek to maximize the value of our portfolio through aggressive asset management, by directing the managers of our hotels to maximize property operations and by completing strategic capital improvements. The majority of our customers fall into two broad groups: transient and group travelers. Our transient business, which includes the individual corporate and leisure traveler, is generally accommodated at a premium rate when compared to other customer types. Group business includes hotel bookings related to conferences and events. A smaller portion of our customer base results from contracts for a specified number of rooms over a fixed period.

Our hotels are required to be operated by third-party managers. We retain these third party managers under long-term agreements under which they earn base and incentive management fees related to revenues and profitability of each individual hotel. We provide operating funds, or working capital, which the managers use to operate the property including purchasing inventory and paying wages, utilities and property taxes and other expenses. Our results of operations primarily represent hotel-level sales, which are room, food and beverage and other ancillary income such as telephone, parking and other guest services. Operating expenses consist of the costs to provide these services, as well as management fees paid to the operators of our hotels, real and personal property taxes, utilities, ground rent, equipment rent, property insurance, depreciation and other costs. We generally receive a cash distribution, which reflects hotel-level sales less property-level operating expenses (excluding depreciation), from our hotel managers each period.

KEY PERFORMANCE INDICATORS

We have several key indicators that we use to evaluate the performance of our business. These indicators include room revenue per available room, or RevPAR, and RevPAR penetration index.

RevPAR is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the average daily room rate charged and the average daily occupancy achieved. RevPAR does not include revenues from food and beverage or parking, telephone, or other guest services generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to compare results of our comparable hotels. See "Comparable Hotel Operating Statistics" for further discussion.

We assess what causes changes in RevPAR because changes that result from occupancy as compared to those that result from room rate have different implications on overall revenue levels as well as incremental operating profit. For example, increases in occupancy at a hotel would lead to increases in ancillary revenues, such as food and beverage, parking and other hotel amenities, as well as additional incremental costs (including housekeeping services, utilities and room amenity costs). RevPAR increases due to higher room rates, however, would not result in these additional room-related costs. For this reason, while operating profit would typically increase when occupancy rises, RevPAR increases due to higher room rates would have a greater impact on our profitability.

A related revenue measure for our hotels is the RevPAR penetration index. The RevPAR penetration index reflects each property's RevPAR in relation to the RevPAR for that property's competitive set. We use the measure as an indicator of a property's market share. For example, a RevPAR penetration index of 100 would indicate that a hotel's RevPAR is, on average, the same as its competitors. A RevPAR penetration index exceeding 100 would indicate that a hotel maintains a RevPAR premium in relation to its competitive set, while a RevPAR penetration index below 100 would be an indicator that a hotel is underperforming its competitive set. One critical component in this calculation is the determination of a hotel's competitive set. Factors that we consider include geographic proximity, as well as the level of service provided at the property. For example, a hotel located near a convention center might have a competitive set that includes other hotels located in close proximity to the convention center. In addition, a luxury hotel might include other luxury or upper-upscale hotels in its competitive set, but not economy hotels. Our methodology for determining a hotel's competitive set, however, may differ from those used by other owners and/or managers.

One of our key performance indicators is the profitability of each hotel. Among other things, we use hotel adjusted operating profit, which is a non-generally accepted accounting principle, or non-GAAP, measure to evaluate this. Hotel adjusted operating profit measures property-level results before funding furniture, fixtures and equipment reserves and debt service and is a supplemental measure of individual property-level profitability. The comparable hotel adjusted operating profit that we discuss is an aggregation of the adjusted operating profit for each of our comparable hotels. See "Non-GAAP Financial Measures-Comparable Hotel Operating Results" for further discussion. We also use, among other things, FFO per diluted share as a supplemental measure of company-wide profitability. See "Non-GAAP Financial Measures-FFO per Diluted Share" for further discussion.

Each of the non-GAAP measures should be considered by investors as supplemental measures to generally accepted accounting principles, or GAAP, performance measures such as total revenues, operating profit and earnings per share.

2003 AND 2004 LODGING INDUSTRY ASSESSMENT

We believe the lodging industry was negatively effected in 2003 by low levels of business travel resulting from a weak economy (predominantly in the first half of the year), the war in Iraq, continued changes in terrorist threat levels and travel reductions and restrictions related to severe acute respiratory syndrome, or SARS. Strong economic growth in the United States economy in the second half of 2003 helped improve lodging demand, but generally not enough to offset the weak lodging demand in the first half.

Our industry outlook for 2004 is more optimistic. Historically, we have seen that lodging demand in the United States correlates to U.S. Gross Domestic Product, or GDP, growth, with typically a one to two quarter lag period especially within the luxury and upper-upscale sectors of the lodging industry. Therefore, given the relatively strong U.S. GDP growth in the second half of 2003 and the forecasts for 2004, we are optimistic about improvement in lodging demand in 2004. In addition, based on these GDP forecasts, as well as the anticipated strengthening of corporate profits and capital investment, we expect an increase in business-related travel and improvement in the pace of group bookings.

In addition to the favorable demand trends forecasted to affect the lodging industry in general, we believe we may be able to capitalize on the low supply growth trends that have existed during the past few years. Supply growth in the lodging industry and the markets in which we operate may be influenced by a number of factors, including growth of the economy, interest rates, local considerations and the relatively long lead time required to build urban and resort/convention hotels. Historically, supply growth has averaged approximately 3% per year. However, since 2000 the growth of new supply for the entire lodging industry has exhibited a declining trend below the historic average (2.6%, 1.9%, 1.6%, and 1.2% in 2000, 2001, 2002 and 2003, respectively) based on data prepared by Smith Travel Research and PricewaterhouseCoopers LLP. The upper-upscale segment experienced stronger supply growth than did the industry as a whole during this period, but also exhibited a declining trend (3.7%, 2.9%, 3.2%, and 1.9% in 2000, 2001, 2002 and 2003, respectively.) We believe that the low construction levels over the past few years, together with low expectations for additional supply growth over the next few years, which is because new full-service hotels typically take several years to build, will lead to an imbalance between supply and growing demand that will allow for improved RevPAR performance at our hotels.

In 2003, our hotel revenues (as presented in our statement of operations) declined 2.3% from 2002 as a result of the factors discussed above. However, because accounting rules require us to reclassify the results of operations of hotels we have sold or designated as held for sale to discontinued operations, the decrease in revenues was actually higher. Hotel sales, including the results of hotels acquired or disposed of during 2003 and 2002 through the date of their respective disposition or acquisition, declined 3.4%, which follows a similar decline of 3.6% in 2002 from 2001. Hotel revenues were also down in the fourth quarter of 2003 as compared to the fourth quarter of 2002, but the decline in revenues was less than the decline in the first three quarters of 2003. In response to the decline in operations of our hotels over the last several years, we have been working with our managers to achieve cost reductions at our properties. We believe these efforts have slowed the decline in the operating margins of our hotels and should create some long-term efficiencies. However, in 2003, our operating margins declined further because significant components of our costs, such as employee wages and benefits, property taxes, insurance and utilities increased at a rate greater than inflation. In addition, other costs, such as property taxes are relatively inflexible and tend to remain somewhat constant regardless of any reduction in hotel property revenues. As a result, a change in our revenues usually results in a greater percentage change in our earnings and cash flows.

During 2003, the average RevPAR penetration index, or market share, for our comparable hotels modestly declined, but it remains at a premium in relation to our competitive set. We believe that this decline in market share occurred because:

- our hotels generally have a higher percentage of their revenues generated by corporate group and corporate transient customers than their competitors and the corporate group and transient business were among the poorest performing sectors in 2003;
- the managers of many of our hotels were anticipating an improvement in corporate business in the second half of 2003, leading them to turn down lower-rated business that was ultimately not replaced with the anticipated higher-rated business;
- our hotels generally have a lower percentage of their revenues generated by leisure travelers than their competitors and the leisure business was among the best performing sectors in 2003; and
- certain of our managers did not fully access internet distribution channels until early 2004, which generally resulted in fewer internet bookings than our competitors.

As lodging demand continues to grow and, in particular, as corporate group and corporate transient business strengthens, we believe that our hotels will regain the majority of the market share lost in 2003. For 2004, we expect RevPAR to increase 3% to 4% for our comparable hotels. We also expect certain of our costs, such as wages, benefits and insurance, to continue to increase at a rate greater than inflation, which will likely result in flat operating margins for 2004.

While we believe the combination of improved demand trends and low supply growth trends in the lodging industry and our strategic cost reductions create the possibility for improvements in our business in 2004, there can be no assurances that any increases in hotel revenues or earnings at our properties will be achieved. The trends discussed above may not occur for any number of reasons, including slower than anticipated growth in the economy, changes in travel patterns and the continued threat of additional terrorist attacks, all of which may result in lower revenues or higher operating costs and declining operating margins.

MANAGEMENT'S PRIORITIES

Based on our primary business objectives and forecasted operating conditions, our key priorities, or financial strategies, over the next several years include the following:

- to acquire upper-upscale and luxury hotels in unique locations where further large scale development is limited for prospective competitors, including hotels located in urban and resort/convention locations;
- to use the proceeds from the sale of non-core hotels that do not fit within our business strategy of owning upper-upscale and luxury properties in urban and resort/convention locations, to acquire properties more closely aligned to our profile or repay debt (including up to $382 million in senior notes as specifically permitted by our Board of Directors in November 2003);
- to implement selective capital improvements designed to increase profitability and direct our managers to minimize operating costs and increase revenues;
- to invest capital in our existing portfolio where the return on investment is favorable. Potential investments at our hotels could include increasing the number of rooms, adding a spa, fitness facility, convention or meeting space or upgrading the infrastructure, such as energy efficient heating and cooling systems; and
- to reduce our leverage to achieve an interest coverage ratio of 2.0x or greater under our senior notes indenture; thereby lifting the restrictions which generally prohibit us from incurring additional debt or paying dividends above the minimum amount required to maintain Host Marriott's REIT status.

As we discussed previously, our acquisition efforts to acquire new properties over the past several years have been limited by several factors, including a lack of suitable targets that complement our portfolio and capital limitations due to weak equity markets. Similarly, we have limited our capital expenditures the past two years based on our assessment of the operating environment and to preserve capital. As a result, management has focused its priorities more on recycling capital and improving our overall leverage and financial covenants by selling non-core hotels and using the proceeds to refinance or retire outstanding debt. For further detail on steps we have taken to meet our objectives, see the discussion in "Liquidity and Capital Resources-Debt Repayment and Refinancing" and "Liquidity and Capital Resources-Cash Provided by or Used in Investing Activities."

RESULTS OF OPERATIONS

The following table reflects key line items from our audited statements of operations and other significant operating statistics:

(IN MILLIONS, EXCEPT OPERATING STATISTICS AND PERCENTAGES)	2003	2002	% CHANGE 2002 TO 2003	2001	% CHANGE 2001 TO 2002
Revenues					
Total hotel sales	$ 3,336	$ 3,415	(2.3)%	$3,420	(0.2)%
Operating costs and expenses:					
Property-level costs[1]	3,071	3,032	1.3	2,982	1.7
Corporate and other expenses	61	47	29.8	56	(16.1)
Operating Profit	316	437	(27.7)	520	(16.0)
Interest expense	491	462	6.3	455	1.5
Minority interest expense	5	7	(28.6)	23	(69.6)
Income from discontinued operations	239	38	529.0	5	660.0
Net income (loss)	14	(16)	187.5	51	(131.4)
Other Operating Statistics					
Comparable hotel RevPAR	$ 96.85	$101.07	(4.2)%		
Comparable average room rate	$140.86	$143.60	(1.9)%		
Comparable average occupancy	68.8%	70.4%	(1.6) pts.		

[1] Amount represents operating costs and expenses per our statements of operations less corporate and other expenses.

2003 COMPARED TO 2002

As previously discussed, our hotel sales declined 3.4%, however, due to the reclassification of the results of assets sold or designated as held for sale to discontinued operations, hotel revenues on our statement of operations only declined 2.3% for full year 2003, principally due to the decline in room sales of 2.8%. For 2003, our comparable hotel RevPAR of $96.85 was down 4.2% from 2002, reflecting a decline in average room rate of 1.9% and a decrease in occupancy of 1.6 percentage points, primarily due to reduced transient demand for both business and leisure travel. Beginning in the fourth quarter, demand began to improve relative to the first three quarters of 2003, with less than one-half a percent decrease in room rate and a slight decrease in occupancy over the fourth quarter of 2002. While we have begun to see a general increase in demand, the weakest component of our business continues to be the higher-rated individual transient business traveler which historically has paid the highest average room rates. Our managers have partially offset this decline with additional group and contract business that has resulted in lower average room rates.

While our overall results for 2003 declined, we did experience improvements in comparable hotel RevPAR in four geographic regions for the fourth quarter and two regions for the full year. Comparable hotel RevPAR for our Washington D.C. Metro region increased 4.0% for the fourth quarter and 2.5% for the full year. These increases were driven by strong transient demand particularly at our Northern Virginia properties as occupancy increased 0.9 percentage points for both the fourth quarter and full year for the comparable hotels. Our Florida region also had a slight increase in comparable hotel RevPAR for the year, but a slight decrease for the fourth quarter. The results were primarily driven by our properties in the Ft. Lauderdale and Tampa markets, which benefited from stronger group demand and leisure travel.

The relative improvement of these regions was offset by the overall decline in comparable hotel RevPAR in most of our regions. In particular, our New England and South Central regions had significant declines in comparable hotel RevPAR of 15.1% and 5.8%, respectively, for the year and 14.4% and 5.7%, respectively, for the fourth quarter. The comparable hotel results in the South Central region were primarily affected by our hotels in San Antonio where full year occupancy was down 3.4 percentage points and average room rate declined 3.6%. The decrease in demand was primarily attributable to a reduction in city-wide convention activity in 2003. The decline in our New England properties was driven by the performance of our three comparable hotels in Boston which had comparable hotel RevPAR declines of 18.8% and 19.7%, respectively, for the fourth quarter and full year. The New England results discussed above do not include the Boston Copley Marriott which is considered a non-comparable hotel, which had an increase in RevPAR for the fourth quarter of 1.6%.

Our rental income represents lease income from our 71 limited-service hotels and three office property leases, as well as lease income from one full-service hotel. Operations at the leased limited-service hotel properties continued to suffer due to increased competition from full-service and limited-service properties and weak economic conditions in their markets, resulting in a very competitive environment and lower room rates. We expect that there will be slower improvement in these properties in 2004 than in our full-service properties, in part, because a significant portion of these limited-service properties will be undergoing renovation in 2004 to enable them to compete with the newer supply in the future, which will result in a decrease in the number of available rooms in 2004 while these renovations are underway.

In 2003, we also recognized $9.6 million of other income from the settlement of a claim that we brought against our directors and officers insurance carriers for reimbursement of defense costs and settlement payments incurred in resolving a series of related actions brought against us and Marriott International which arose from the sale of certain limited partnership units to investors prior to 1993.

Operating Costs and Expenses. The increase in operating costs and expenses is primarily the result of increases in wages, benefits, insurance and utilities at our hotels. Rental and other expense for our limited-service hotel leases, office properties and one full-service hotel that we leased are included in other property-level expenses on the consolidated statements of operations. Consistent with the relatively fixed nature of these costs, our operating expenses increased in both 2003 and 2002 despite the decrease in revenues in both years. We expect that costs such as wages, benefits and insurance will continue to increase at a rate greater than inflation.

Corporate and Other Expenses. Corporate and other expenses primarily consist of employee salaries and other costs such as stock-based employee compensation expense, corporate insurance, audit fees, building rent and system costs. The increase in corporate and other expenses is primarily due to increases in corporate insurance and the appreciation of Host Marriott's stock price, which affects the stock-based employee compensation expense.

Interest Expense. Interest expense increased 6.3% over 2002 as a result of the payment of aggregate call premiums of $25 million and the acceleration of deferred financing fees of $6 million associated with the prepayment of our senior notes and various mortgages during 2003. In 2004, we expect that as a result of the retirement of approximately $500 million of debt (including $262 million retired in January 2004) that interest expense will decrease, however we will continue to incur additional expenses such as call premiums and the acceleration of deferred financing to the extent that we prepay or refinance our debt prior to its original maturity.

Loss on Foreign Currency and Derivative Contracts. The loss on foreign currency and derivative contracts is due primarily to the approximate $18 million loss from the forward currency exchange contracts for our four Canadian hotels being deemed ineffective for accounting purposes. See "Liquidity and Capital Resources-Debt and Effect of Financial Covenants-Mortgage Debt Covenants" for further discussion.

Minority Interest Income (Expense). Minority interest income (expense) consists of our minority partners' share of the income or loss in consolidated hotel partnerships and the approximate 7% percentage ownership in Host LP. The change from 2002 in minority interest primarily reflects earnings in the current year, primarily as a result of the gain on the settlement of the World Trade Center hotel, compared to a net loss in 2002.

Equity in Earnings (Losses) of Affiliates. Equity in earnings (losses) of affiliates consists of our portion of the earnings (losses) of two partnerships in which we own non-controlling interests and do not consolidate in our financial statements. The increase in the loss can be attributed to an increase in the net loss of CBM Joint Venture LLC in 2003. See "Investments in Affiliates" for a discussion of this partnership.

Discontinued Operations. Discontinued operations consists of the eight hotels sold in 2003 and one hotel sold in 2002, the gain on the disposition and business interruption proceeds for the New York Marriott World Trade Center hotel and five properties classified as held for sale as of December 31, 2003, three of which were sold in January 2004. In accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" or SFAS 144, the results of operations for these properties in the current year and prior periods are reflected in discontinued operations.

For 2003, the eight hotels sold generated net proceeds of approximately $184 million with a net gain on disposition of approximately $65 million, which includes a $56 million gain on the disposition of World Trade Center hotel. For 2003 and 2002, our revenues for these eight properties and the New York Marriott World Trade Center were $222 million and $120 million, respectively, and our income before taxes was $176 million and $23 million, respectively. The St. Louis Marriott Pavilion was transferred to the mortgage lender in January 2002 in a non-cash transaction and we recognized a net gain of $13 million, primarily as a result of the debt extinguished and the forgiveness of management fees net of the fair value of the assets surrendered. For 2003 and 2002, revenues for the five properties classified as held for sale were $42 million and $44 million, respectively, and our income before taxes was $1 million and $4 million, respectively.

On December 3, 2003, we announced the settlement of the outstanding matters relating to the terrorist attacks of September 11, 2001 affecting the New York Marriott World Trade Center and Financial Center hotels with the hotels' insurer, Marriott International, Inc. and the Port Authority of New York and New Jersey. As a result of these settlements, we received net insurance proceeds of approximately $372 million. As a result of this settlement, we recorded a one-time gain of approximately $212 million, which is comprised of approximately $156 million in post-2003 business interruption proceeds and approximately $56 million from the disposition of the World Trade Center hotel. The gain on disposition and the 2003 and 2002 business interruption income, net of expenses, related to the hotel has been reclassified to discontinued operations. The business interruption proceeds received, net of expenses, for the New York Marriott Financial Center hotel are included in rooms revenues from continuing operations.

2002 COMPARED TO 2001

Revenues. Hotel revenues declined 0.2% for full year 2002 principally due to the decline in room sales of 0.6%. As discussed previously, revenues (as presented in our statements of operations) do not reflect the actual decline in revenues because of the reclassification of the results of assets sold or designated as held for sale to discontinued operations. Actual room sales decreased 3.6% in 2002 from 2001. For 2002, our comparable hotel RevPAR of $100.12 was down 5.1%, which was comprised of a decline in average room rate of 5.9% and a decrease in occupancy of 0.6 percentage points. The decline in comparable hotel RevPAR was primarily attributable to reduced transient demand for business and leisure travel. While the decrease in comparable hotel RevPAR is due in part to the reduction in business and leisure travel, it is also the result of the change in business mix at our properties. Transient business, which includes corporate and premium business travelers, which generally pay the highest average room rates has decreased by over 3% since 2000 as a percentage of room sales. Our managers have partially offset this decline with additional group and contract business that have lower average room rates. As a result, while occupancy increased slightly, the average room rate declined significantly.

Although most regions had comparable hotel RevPAR declines in line with our overall portfolio, we did have two regions that had stronger results. Our South Central region comparable hotel RevPAR declined by only 1.1% primarily due to strong results from our three San Antonio hotels. The Mid-Atlantic region also outperformed the overall portfolio with a comparable hotel RevPAR decline of 2.5%. This was due to positive comparable hotel RevPAR at our Philadelphia Convention Center Marriott and Four Seasons, Philadelphia properties, offset by declines at our suburban properties in this region.

The Pacific region had the largest comparable hotel RevPAR decline at 8.3%. These results were largely due to the collapse of the technology market in the San Francisco area with all our hotels in that market having RevPAR declines. The North Central region also had declines in comparable hotel RevPAR of 6.6%, which was a function of poor results in most of the region with our Chicago and Minneapolis properties reporting significant declines.

Our rental income further declined primarily due to increased competition and weak economic conditions for the leased limited-service hotels.

Operating Costs and Expenses. Operating costs and expenses decreased primarily as a result of our efforts and those of our managers to control operating costs at the hotels and the overall decline in occupancy. Rental expense for our limited-service hotels and office properties are included in other property-level expenses on the consolidated statements of operations. These costs, which include wages, benefits and insurance, increased at a rate greater than inflation throughout the year.

Corporate Expenses. Corporate expenses decreased principally due to a decrease in stock-based compensation. As a result of the decline in Host Marriott's stock price and our operations in 2002, certain performance thresholds were not met and a portion of the shares previously granted were forfeited.

Minority Interest Expense. The variance in minority interest expense was due to the decrease in our results of operations as described above.

Equity in Earnings (Losses) of Affiliates. The decrease in equity in earnings (losses) of affiliates can be primarily attributed to an increase in the net loss of CBM Joint Venture LLC. See "Investments in Affiliates" for a discussion of this partnership.

Discontinued Operations. During January 2002, we transferred the St. Louis Marriott Pavilion to the mortgage lender in a non-cash transaction. We recorded a gain, net of taxes, of $13 million in 2002 and a loss from operations of $3 million in 2001 as discontinued operations. We also reclassified the operations from properties disposed of in 2003 and properties classified as held for sale in 2003 as discontinued operations in 2002 and 2001. For 2002 and 2001, revenues for these properties were $164 million and $209 million and our income before taxes was $27 million and $8 million, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

Host Marriott is required to distribute to its stockholders at least 90% of its taxable income in order to qualify as a REIT. Because we are required to distribute almost all of our taxable income, we depend primarily on external sources of capital to finance future growth, including acquisitions.

Cash Balances. As of December 31, 2003, we had $764 million of cash and cash equivalents, which was an increase of $403 million from December 31, 2002. Over the past two years our cash balances have been in excess of the $100 million to $150 million, which we had historically maintained. We expect to reduce our cash balance through the repayment of indebtedness, the acquisition of additional hotels and further investments in our portfolio. Cash increased for the year principally as a result of our settlement of outstanding matters relating to our New York Marriott World Trade Center and Financial Center hotels for net proceeds of approximately $372 million, the sale of eight hotels for net proceeds of approximately $184 million and Host Marriott's two equity offerings for net proceeds of approximately $500 million, the proceeds of which were contributed to Host LP. As described in more detail below, cash was used principally for debt repayments, regularly scheduled principal payments and the acquisition of the Hyatt Regency Maui Resort and Spa. In addition, we have $116 million of cash, which is restricted as a result of lender restrictions (including reserves for debt service, real estate taxes, insurance, furniture and fixtures, as well as cash collateral and excess cash flow deposits). The restricted cash balances do not have a significant effect on our liquidity. We also currently have $250 million of availability under our credit facility and have no amounts outstanding under the facility.

Debt Repayments and Refinancings. Proceeds from the sale of eight hotels in 2003, combined with the insurance settlement proceeds from the New York World Trade Center and Financial Center hotels and scheduled principal payments, enabled us to repay or redeem a total of approximately $240 million of debt in 2003 and $262 million of debt in January 2004. In addition, we refinanced approximately $800 million of our debt in 2003, lowering our average interest rate to 7.7% and extending our debt maturities. The refinancing and repayment of this debt will result in an annual reduction in interest expense of approximately $40 million. We have approximately $28 million of our mortgage debt maturing through December 31, 2004. Additionally, during 2004 we will have $58 million of regularly scheduled principal payments on our mortgage debt. We believe we have sufficient cash to deal with our near-term debt maturities, as well as any decline in the cash flow from our business.

Reducing future cash interest payments and our leverage remains a key management priority. In November 2003, Host Marriott's Board of Directors authorized us to purchase or retire up to $600 million of our senior notes ($382 million of which remains outstanding after the January 2004 repayment of $218 million of 8.45% Series C senior notes). As a result, we may continue to redeem or refinance additional senior notes and mortgage debt from time to time with proceeds from additional asset sales or to take advantage of favorable market conditions. We may purchase senior notes for cash through open market purchases, privately negotiated transactions, a tender offer or, in some cases, through the early redemption of such securities pursuant to their terms. Repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Any refinancing or retirement before the maturity date would affect earnings and FFO per diluted share as a result of the payment of any applicable call premiums and the acceleration of previously deferred financing fees. For example, during 2003 and the period from January 1, 2004 through February 1, 2004, we incurred interest expense resulting from the payment of call premiums and the acceleration of deferred financing fees totaling $30 million and $11 million, respectively for those periods.

Capital Expenditures. We reduced our capital expenditures over the past two years because of the uncertain economic environment and our need to conserve cash. For 2003, total capital expenditures for our existing properties were approximately $201 million. Typically, we spend approximately $200 million to $250 million annually on renewals and replacements and other capital improvements. We spent approximately $181 million on renewal and replacement capital expenditures in 2003, reflecting our decision to delay certain projects due to the start of the war in Iraq. Several of these projects have now begun and should be completed by the first quarter of 2004. Capital expenditures were 6.0% and 5.3% of hotel sales for 2003 and 2002, respectively. We expect renewal and replacement capital expenditures for 2004 to be approximately $255 million to

$265 million (including approximately $20 million of projects which were in progress at December 31, 2003, but were not fully funded), the vast majority of which would be funded by the furniture, fixture and equipment reserves established at our hotels (typically funded annually with 5% of property revenues) and, to a lesser extent by our available cash. As of December 31, 2003, our furniture, fixture and equipment reserves totaled approximately $150 million. As a result of the challenging environment in 2003, we spent approximately $3 million on return on investment projects. In 2004, we currently estimate that we will increase our spending on return on investment projects to approximately $35 million as we are in the early stages of several large-scale repositioning projects. In addition, we spent $7 million on the $15 million, 200-room expansion of the Memphis Marriott, which we expect to complete in 2004.

Acquisitions. We remain interested in pursuing single asset and portfolio acquisitions and believe that there will be opportunities over the next several years to acquire assets that are consistent with our target profile of upper-upscale and luxury properties in urban and resort/convention locations where further large scale development is limited, such as the Hyatt Regency Maui Resort and Spa, which we purchased for approximately $321 million in the fourth quarter of 2003. We are currently in preliminary discussions with other sellers of hotels that meet our investment objectives, but have not entered into any definitive agreements. Any additional acquisitions may be funded, in part, from the proceeds of equity offerings by Host Marriott or the issuance of OP units by Host LP, as well as proceeds from asset sales and available cash. Because we are generally restricted in our ability to incur new debt as discussed herein, we generally will not finance any acquisitions through the issuance of debt securities until our EBITDA-to-interest coverage is 2.0x or greater. We cannot be certain as to the size or timing of acquisition opportunities or of our ability to obtain additional acquisition financing, if needed.

Sources and Uses of Cash

Our principal sources of cash are cash from operations, the sale of assets, borrowings under our credit facility and our ability to obtain additional financing through various capital markets. Our principal uses of cash are debt repayments, capital expenditures, asset acquisitions, operating costs, corporate expenses and distributions to our equity holders.

Cash Provided by Operations. Cash provided by operations decreased from $380 million in 2002 to $373 million in 2003. The decrease in cash provided by operations in 2003 primarily reflects the overall reduction in hotel operating profit. Additionally, the 2002 cash provided by operations included a one-time, $50 million payment from Marriott International related to negotiated changes in our management agreements with respect to working capital balances at our hotels. Previously, we had recorded this amount in our balance sheet as "due from managers." There was no income statement impact of this payment.

Cash Provided by or Used in Investing Activities. Cash used in investing activities decreased from $222 million in 2002 to $156 million in 2003. Activity for 2003 primarily included net proceeds of $184 million from the sale of eight hotels, property insurance proceeds of $185 million for the New York World Trade Center hotel, the acquisition of the Hyatt Regency Maui Resort and Spa for $321 million, and capital expenditures of $201 million as discussed above in "Capital Expenditures." The 2002 cash used in investing activities included a one-time $75 million payment from Marriott International related to negotiated changes in our management agreements with respect to furniture, fixture and equipment escrow funds for our hotels. There was no income statement impact of this payment from Marriott International.

The following table summarizes significant investing activities that have been completed since the beginning of fiscal year 2002:

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	SALE (INVESTMENT) PRICE (IN MILLIONS)
2004		
January	Sale of the Mexico City Airport Marriott	$ 30
January	Sale of the Atlanta Northwest Marriott, Detroit Romulus Marriott and the Detroit Southfield Marriott	51
2003		
December	Insurance recovery from the New York World Trade Center Marriott and New York Marriott Financial Center hotels	372
December	Sale of the Williamsburg Marriott, Oklahoma City Marriott and the Plaza San Antonio Marriott	75
November	Sale of the Jacksonville Marriott	17
November	Purchase of the 806-room Hyatt Regency Maui Resort and Spa	(321)
July	Sale of Norfolk Waterside Marriott, Oklahoma City Waterford Marriott and Palm Beach Gardens Marriott	71
June	Acquisition of remaining interests in the JW Marriott in Washington, D.C.[1]	(98)
January	Sale of Ontario Airport Marriott	26
2002		
June	Purchase of the 1,139-room Boston Marriott Copley Place[2]	(214)
January	Development of The Ritz-Carlton, Naples Golf Resort	(75)

[1] Investment price includes the consolidation of $95 million of mortgage debt.

[2] Investment price includes the assumption of $97 million of mortgage debt.

As discussed previously, we continue to pursue opportunities to dispose of non-core assets and expect to complete the sale of two additional non-core properties by the end of the first quarter of 2004. Similar to the hotels already sold in 2003 and the four properties disposed of in the first quarter of 2004, the hotels currently under contract for sale are generally smaller hotels in secondary markets with lower growth prospects. We believe that, if consummated, sales of non-core properties could result in proceeds of up to $500 million in 2004. If the proceeds from these sales are used to retire debt, operating profit will decrease, but net income may improve based on the amount of the reduction in future interest payments. Similarly, if these funds are used to purchase new hotels or reinvest in existing hotels, future operating profit and net income may improve. However, there can be no assurance that operating profit or net income will improve.

Cash Used in and Provided by Financing Activities. Cash provided by financing activities for 2003 was $186 million, compared to cash used in financing activities of $149 million for 2002. Significant financing activities during 2003 included two separate issuances of common stock by Host Marriott totaling 51 million shares for net proceeds of approximately $501 million. The proceeds were contributed to Host LP which used a significant portion of the proceeds to finance the acquisition of the Hyatt Regency Maui Resort and Spa. Host LP also issued $725 million in 7 1/8% Series J senior notes due in 2013. The net proceeds were used to redeem $429 million of our existing 7 7/8% Series A senior notes due in 2005 and $282 million of our 8.45% Series C senior notes due in 2008 on December 8, 2003. The terms of the Series A and C senior notes required that we pay a premium in exchange for the right to retire this debt in advance of its maturity date. In conjunction with the redemption, we recorded a loss of approximately $28 million for the payment of the premium and the acceleration of the related deferred financing fees in the fourth quarter of 2003.

During December 2003, we announced the settlement of all outstanding matters related to the New York Marriott World Trade Center and Financial Center hotels with our insurer, Marriott International and the Port Authority of New York and New Jersey. As a result of this settlement, we received net proceeds of approximately $372 million, substantially all of which were used to repay debt. During the fourth quarter, we used the proceeds to repay the $65 million mortgage debt on the World Trade Center hotel and made a partial prepayment of $33 million of mortgage debt on our Canadian properties. The remainder of the proceeds was used in the first quarter of 2004 for a partial prepayment of $44 million of debt secured by mortgages on two Ritz-Carlton properties and to retire the remaining outstanding Series C senior notes of approximately $218 million. In conjunction with the redemption of the Series C senior notes, we will record a loss of approximately $11 million for the payment of the call premium and the acceleration of the related deferred financing fees in the first quarter of 2004.

The following table summarizes significant financing activity, except for the credit facility, payment of distributions and non-cash equity and derivative transactions completed since the beginning of fiscal year 2002:

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	TRANSACTION AMOUNT (IN MILLIONS)
2004		
January	Retired a total of $218 million of 8.45% Series C senior notes	$(218)
January	Partial prepayment of The Ritz-Carlton, Naples and Buckhead 9% mortgage loan	(44)
2003		
December	Partial prepayment of the Canadian mortgage loan	(33)
December	Retired a total of $711 million of Series 7 7/8% A and 8.45% C senior notes	(711)
December	Repayment of World Trade Center hotel debt	(65)
November	Issuance of 7 1/8% Series J senior notes due in 2013	725
October	Issuance of 23.5 million shares of common stock	250
September	Refinancing proceeds from the JW Marriott, Washington, D.C. mortgage loan	88
September	Repayment of the JW Marriott, Washington, D.C. mortgage loan	(95)
August	Retired a portion of 7 7/8% Series A senior notes due in 2005	(71)
August	Issuance of 27.5 million shares of common stock	251
April	Partial prepayment of the Canadian mortgage loan	(7)
March	Retired a portion of 9.25% senior notes due in 2007	(8)
January	Repayment of The Ritz-Carlton, Naples and Buckhead 8.03% mortgage loan	(17)
2002		
September	Retired 9.5% senior notes due in 2005	(13)

FINANCIAL CONDITION

Debt and Effect of Financial Covenants

As of December 31, 2003, our debt totaled $5.5 billion (as described fully in note 4 to our consolidated financial statements). As of December 31, 2003, the weighted average interest rate of our debt was approximately 7.7% and the average maturity was 5.5 years. Additionally, approximately 85% of debt had a fixed rate of interest. As of December 31, 2003 and 2002, the outstanding senior notes balance includes $37 million and $40 million, respectively, of fair value adjustments for interest rate swap agreements.

Over time, we expect to decrease the proportion of fixed rate debt in our capital structure to 75% to 80% of our total debt, although there can be no assurances that we will be able to achieve this result on terms acceptable to us. We may do this through the use of derivative instruments including interest rate swaps or through the periodic refinancings of fixed rate mortgage debt with floating rate debt. In furtherance of this objective, in August 2003 we entered into two interest rate swap agreements maturing in October 2007. Under the agreements, we receive fixed rate payments at 9.25% and make floating rate payments based on six-month LIBOR plus 590 basis points (7.08% at December 31, 2003) on a combined notional amount of $242 million. These agreements have the effect of swapping our interest obligations on $242 million in principal amount of 9.25% Series G senior notes to a floating rate of interest. In addition, in September 2003 we refinanced the $95 million mortgage debt secured by the JW Marriott in Washington, D.C. with an $88 million floating-rate mortgage loan with an interest rate of one-month LIBOR plus 210 basis points (3.3% at December 31, 2003.) In connection with the refinancing, we also purchased an interest rate cap, which has the effect of limiting the interest rate on the new floating rate mortgage loan to not greater than 8.1% for the first two years of the loan. We may continue to enter into similar swaps or refinancings in the future. See "Quantitative and Qualitative Disclosures about Market Risk" for a discussion of our sensitivity to interest rates.

Credit Facility and Senior Notes Covenants. Under the terms of our senior notes indenture and the credit facility, our ability to incur indebtedness and pay dividends is subject to restrictions and the satisfaction of various conditions, including an EBITDA-to-interest coverage ratio (as defined in the senior notes indenture) for Host LP of at least 2.0 to 1.0. We do not currently meet this interest coverage ratio. As a result, Host Marriott is limited in its ability to pay dividends on its common and preferred stock, except to the extent necessary to maintain Host Marriott's status as a REIT. In addition, we cannot incur indebtedness, except indebtedness specifically permitted under our senior notes indenture and the credit facility, which in both cases mainly consist of borrowings under the credit facility and borrowings in connection with a refinancing of existing debt. For this reason, we generally cannot currently finance significant capital expenditures, acquisitions or other growth through the issuance of new debt (other than borrowings under our credit facility). Accordingly, we would expect that until such time as our coverage ratio is greater than 2.0 to 1.0 our acquisitions or other growth will generally be funded with available cash, the proceeds of asset sales or the issuance of additional equity.

Under our credit facility, we are required to use the proceeds of asset sales to reinvest in our assets, acquire new properties or to permanently reduce the revolving loan commitment in effect at the time. In general, in the event that we consummate asset sales during any 12 month period that generate net proceeds in excess of 1% of our total assets (calculated using undepreciated real estate assets), the revolving loan commitment will automatically be reduced by the amount of such proceeds to the extent that such proceeds are not reinvested or committed to be reinvested in our business within 364 days following the date the 1% threshold is exceeded. The May 2003 amendment to the credit facility provided for certain exceptions to this general rule. For instance, when the revolving loan commitment is $250 million or less, further revolving loan commitment reductions occur with respect to asset sales proceeds that are not reinvested only to the extent that amounts are outstanding under the credit facility. If no amounts are outstanding, a commitment reduction can be avoided if we achieve commensurate reductions in the amount of our secured indebtedness or indebtedness under our senior notes indenture.

Our senior notes indenture has parallel requirements with respect to asset sales in excess of 1% of our total assets during any 12 month period. Under our senior notes indenture, amounts in excess of the 1% threshold must be either reinvested in the business or used to repay amounts outstanding under our credit facility (our availability under the credit facility would also be permanently reduced by the amount of the repayment). If asset sale proceeds are not used for either of these purposes, then we are required to offer to repurchase our senior notes at par with the excess sale proceeds.

In November 2003, we crossed the 1% threshold. As a result, the revolving loan commitment would automatically be reduced unless we reinvest or commit to reinvest the net sale proceeds from all such dispositions by November 2004. Based on investments we have made (in particular, the acquisition of the Hyatt Regency Maui Resort and Spa on November 13, 2003 for $321 million), as well as other planned capital expenditures, the dispositions to date will not result in a reduction of the credit facility availability. We will, however, continue to be subject to these credit facility commitment reduction provisions and senior notes indenture requirements with respect to future dispositions, if any.

Mortgage Debt Covenants. Substantially all of our mortgage debt is recourse solely to specific assets except in instances of fraud, misapplication of funds and other customary recourse provisions. As of February 15, 2004, we have 29 assets that are secured by mortgage debt. Eleven of these assets are secured by mortgage debt that have restrictive covenants which require the mortgage servicer or lender to retain and hold in escrow the cash flow after debt service when it declines below specified operating levels. The effect of these covenants is discussed below:

- Eight of our hotel properties secure a $591 million mortgage loan that is the sole asset of a trust that issued commercial mortgage pass-through certificates, which we refer to as the CMBS Loan. The hotels, which comprise what we refer to as the CMBS Portfolio, are listed in the notes to our financial statements. The CMBS Loan contains a provision that requires the mortgage servicer to retain certain excess cash flow from the CMBS Portfolio after payment of debt service (approximately $64 million) if net cash flow after payment of taxes, insurance, ground rent and reserves for furniture, fixtures and equipment for the trailing twelve months declines below $96 million. As a result of the effect of the weak economy on our operations, this provision was triggered beginning in the third quarter of 2002 and will remain in effect until the CMBS Portfolio generates the necessary minimum cash flow for two consecutive quarters, at which point, the cash that has been escrowed will be returned to us. As of December 31, 2003, approximately $15 million of cash has been escrowed. We anticipated that additional cash of approximately $20 million will be required to be escrowed in 2004. We do not expect cash flows from the CMBS Portfolio to be at the level required to trigger the release of the escrow until we have a significant improvement in operations. As such, additional amounts will be escrowed, and these amounts may be significant.
- We currently have a $55 million loan secured by three of our Canadian properties that matures in 2006. This loan was originally entered into during August 2001 for $97 million and was secured by all four of our Canadian properties. As a result of a decline in operations at these properties in late 2001 and 2002, we were required under the loan agreement to escrow operating cash from the hotels after the payment of debt service. In April 2003, approximately $7 million of the cash escrowed in accordance with the loan was applied to the outstanding balance of the indebtedness and approximately $2 million was released to us. Because operating results at our three properties located in Toronto had not yet fully recovered from the impact which SARS had on travel to this city, we entered into an agreement with our lenders in July 2003 to modify certain covenants so that we would not be required to make additional prepayments at that time. The terms of the modification required us to provide additional collateral of $10 million in cash and pay an additional 25 basis points of interest on the loan.

As this loan is denominated in United States dollars and the functional currency of the properties is Canadian dollars, we entered into currency forward contracts to buy U.S. dollars at a fixed price at the time we entered into the loan. These forward contracts hedge the currency exposure of converting Canadian dollars into U.S. dollars on a monthly basis to cover debt service payments, including the original final balloon payment of approximately $84 million. These contracts had been designated as cash flow hedges of the debt service and balloon payment and were recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. In December 2003, we made a partial repayment of approximately $33 million of the Canadian mortgage loan in addition to the April 2003 repayment mentioned above. We also terminated foreign currency forward contracts in an amount equal to the aggregate repayment. As a result of these prepayments, the forward currency exchange contracts were deemed ineffective hedges for accounting purposes and we recorded a loss on the contracts of approximately $18 million in 2003. We will record the change in the fair value of the outstanding forward currency contracts in operations each period. In conjunction with the December 2003 prepayment, one of the hotels and the $10 million deposit was released from the collateral. The current loan is still subject to the escrow provisions and we anticipate that additional cash of approximately $4 million will be required to be escrowed in 2004.

CREDIT RATINGS

As of February 15, 2004, we have $3.2 billion of senior notes outstanding that are rated by Moody's Investors Service and Standard & Poor's. As a result of our significantly reduced operating levels over the past few years, the ratings on our senior notes have been downgraded or placed on negative credit watch. On February 13, 2003, Standard and Poor's downgraded its rating on our senior debt from BB- to B+. At the same time Standard & Poor's also downgraded its rating on Host Marriott's preferred stock from B- to CCC+. On August 6, 2003, Moody's announced that it had placed its Ba3 rating of our senior unsecured debt and its B3 rating of Host Marriott's preferred stock under review for possible downgrade. On December 4, 2003, Moody's concluded its review and changed its ratings outlook on our senior notes and Host Marriott's preferred stock to stable. While we have no senior note maturities until 2006, if our operations were to decline further, or if our credit ratios do not otherwise improve, the ratings on our senior notes could be further reduced. If we were unable to subsequently improve our credit ratings, our cost to issue additional senior notes, either in connection with a refinancing or otherwise, or to issue additional preferred stock would likely increase.

Dividend Policy

Host Marriott is required to distribute to its stockholders at least 90% of its taxable income in order to qualify as a REIT, including taxable income we recognize for tax purposes but with regard to which we do not receive corresponding cash. Funds used by Host Marriott to pay dividends on its common and preferred stock are provided through distributions from Host LP. For every share of common and preferred stock of Host Marriott, Host LP has issued to Host Marriott a corresponding common OP unit and preferred OP unit. As of February 15, 2004, Host Marriott is the owner of substantially all of the preferred OP units and approximately 93% of the common OP units. The remaining 7% of the common OP units are held by various third-party limited partners. As a result of the minority position in Host LP common OP units, these holders share, on a pro rata basis, in amounts being distributed by Host LP. As a general rule, when Host Marriott pays a common or preferred dividend, Host LP pays an equivalent per unit distribution on all common or corresponding preferred OP units. For example, if Host Marriott paid a five cent per share dividend on its common stock, it would be based on payment of a five cent per common OP unit distribution by Host LP to Host Marriott and all other common OP unit holders.

Our failure to meet the EBITDA-to-interest coverage ratio in our senior notes indenture and credit facility, as previously discussed, restricts our ability to pay dividends on our common and preferred equity, except to the extent necessary to maintain Host Marriott's status as a REIT. Required income distributions for 2002 were satisfied in part by the payment of dividends on the preferred stock in 2002 and in the first three quarters of 2003.

Taxable income generated by the insurance recovery on the World Trade Center and Financial Center hotels was sufficient to allow Host Marriott to pay the preferred stock dividend for the fourth quarter of 2003. We expect that the taxable income generated by the insurance recovery will also be sufficient to allow Host Marriott to pay up to the first three quarters of preferred stock dividends in 2004. Preferred dividend payments beyond those supported by the taxable income generated by this settlement will depend on, among other factors, taxable income or loss from operations in 2004 or our ability to meet a minimum EBITDA-to-interest coverage ratio (both as required by the senior notes indenture).

Host Marriott did not pay a dividend on its common stock (and, correspondingly, Host LP did not make a distribution on its common OP units) in 2002 and 2003. Host Marriott does not currently expect to pay a meaningful common dividend for 2004 other than to satisfy any remaining 2003 income distribution requirements. The decision to reinstate the common dividend (including the amount of any such dividend) will be made by the Board of Directors and will depend on several factors, including those described above for distributions on the preferred stock, as well as our liquidity and any accrued unpaid dividends on the preferred stock.

INVESTMENTS IN AFFILIATES

We have made investments in certain ventures which we do not consolidate and, accordingly, are accounted for under the equity method of accounting in accordance with our accounting policies as described in Note 1 to the consolidated financial statements. Over the past several years we have actively marketed and sold our interests in various partnerships which are no longer consistent with our core portfolio. As a result, except for the partnerships described below any remaining interests are insignificant and/or the partnerships have no recourse to the company. We have included the table below and the following discussion to provide investors with additional information on these investments. Investments in affiliates consist of the following at December 31, 2003:

($ IN MILLIONS)	OWNERSHIP INTERESTS	INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$54	$901	120 Courtyard hotels
Tiburon Golf Ventures, L.P.	49%	20	—	36-hole golf club
Total		$74	$901	

We and Marriott International each own a 50% interest in CBM Joint Venture LLC, which owns, through two limited partnerships, 120 Courtyard by Marriott properties totaling 17,550 rooms. The joint venture has approximately $901 million of debt, which consists of first mortgage loans secured by the properties owned by each of the two partnerships, senior notes secured by the ownership interest in one partnership and mezzanine debt. The mezzanine debt is an obligation of a subsidiary of the joint venture and the lender is an affiliate of Marriott International. None of the debt is recourse to, or guaranteed by, us or any of our subsidiaries. RevPAR at the Courtyard hotels declined 3.7% for 2003 when compared to the same period in 2002. Based on our current forecasts for the full year 2004, the hotels in one of these two partnerships are not expected to generate sufficient cash flow from operations to fund the partnership's debt service obligations. To the extent that there is insufficient cash flow to fund its debt service obligations, the partnership will continue to make use of (i) available unrestricted cash balances, (ii) a senior note debt service reserve, (iii) certain rights to require repayment to the partnership of a portion of ground rent and certain management fees it has previously paid to Marriott International, and (iv) subordination provisions for current payments in its ground leases and management agreements to cover any shortfall. As of December 31, 2003, the joint venture has deferred a total of $3.8 million in ground rent and base management fees. Interest does not accrue on such deferred amounts, but these amounts must be repaid prior to distributions to equity holders. In addition, we anticipate that the joint venture will continue to defer interest payments on the mezzanine debt for at least the first half of 2004. As of December 31, 2003, the joint venture has deferred $28 million of interest payments on the mezzanine debt. Deferral of these interest payments is not a default under the mezzanine debt agreements. To the extent deferred, unpaid mezzanine debt interest amounts have been added to principal and earn interest at 13%. As of December 31, 2003, the partnerships and the joint venture maintained aggregate unrestricted cash balances of approximately $17 million. We did not receive any cash distributions from this investment during 2003 or 2002.

We currently have a 49% limited partner interest in Tiburon Golf Ventures, L.P., which owns the Greg Norman-designed golf club surrounding The Ritz-Carlton, Naples Golf Resort. Cash distributions from this investment were $1 million in both 2003 and 2002.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Off-Balance Sheet Arrangements

We are party to various transactions, agreements or other contractual arrangements with unconsolidated entities (which we refer to as "off-balance sheet arrangements") under which we have certain contingent liabilities and guarantees. As of December 31, 2003, we are party to the following material off-balance sheet arrangements:

Tax Sharing Arrangements. Under tax sharing agreements with former affiliated companies (such as Marriott International, Host Marriott Services Corporation and Barceló Crestline Corporation (formerly Crestline Capital Corporation)), we are obligated to pay certain taxes (Federal, state, local and foreign, including any related interest and penalties) relating to periods in which the companies were affiliated with us. For example, a taxing authority could adjust an item deducted by a former affiliate during the period that this former affiliate was owned by us. This adjustment could produce a material tax liability that we may be obligated to pay under the tax sharing agreement. In addition, under the partnership agreement between Host Marriott and Host LP, Host LP is obligated to pay certain taxes (Federal, state, local and foreign, including any related interest and penalties) incurred by Host Marriott, as well as any liabilities the IRS successfully may assert against Host Marriott. We do not expect any amounts paid under the tax sharing arrangement to be material.

Tax Indemnification Agreements. For reasons relating to tax considerations of the former and current owners of nine hotels, we have agreed to restrictions on selling the hotels, or repaying or refinancing the mortgage debt for varying periods depending on the hotel. These agreements require that we indemnify the owners for their tax consequences resulting from our selling the hotel or refinancing the mortgage debt during the period under the agreement. We have also agreed not to sell more than 50% of the original allocated value attributable to the former owners of a portfolio of 11 additional hotels, or to take other actions that would result in the recognition and allocation of gain to the former owners of such hotels for income tax purposes. Because the timing of these potential transactions is within our control, we believe that the likelihood of any material indemnification to be remote and therefore not material to our financial statements.

Guarantees. We have certain guarantees, which consist of commitments we have made to third parties for leases or debt, that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The largest guarantees (by dollar amount) are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of rental payments. The aggregate amount of these guaranteed payments is approximately $40 million as of December 31, 2003.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership as part of Crestline in the REIT conversion, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Crestline, who, in turn, is indemnified by the current owner of the facility.

Information on other guarantees and other off-balance sheet arrangements may be found in Note 17 to our consolidated financial statements.

Contractual Obligations

The table below summarizes our obligations for principal payments on our debt, future minimum lease payments on our operating and capital leases and projected capital expenditures, each as of December 31, 2003:

		PAYMENTS DUE BY PERIOD			
(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations[1]	$5,437	$ 86	$ 831	$2,549	$1,971
Capital Lease Obligations[2]	15	5	10	—	—
Operating Lease Obligations[3]	1,779	111	209	214	1,245
Purchase Obligations[4]	65	65	—	—	—
Total	$7,296	$267	$1,050	$2,763	$3,216

[1] The amounts shown include amortization of principal and debt maturities on our debt as well as discounts of $4 million on our senior notes.

[2] Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants of $2 million, payable to us under non-cancelable subleases. The lease payments also include interest payable of $3 million.

[3] Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants and the HPT subleases of $27 million and $618 million, respectively, payable to us under non-cancelable subleases.

[4] Our purchase obligations consist of commitments for capital expenditures at our hotels. Under our contracts, we have the ability to defer some of these expenditures into later years and some of the current year amount reflects prior year contracts that were deferred or not completed. See "Capital Expenditures."

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include the accounts of Host Marriott and all consolidated subsidiaries. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

- **Impairment testing.** We are required by GAAP to record an impairment charge when we believe that one or more of our hotels has been impaired, whereby, future undiscounted cash flows for the hotel would be less than the net book value of the hotel. For impaired assets, we record an impairment charge when a property's fair value less selling costs is less than its net book value. We test for impairment in several situations in accordance with SFAS 144, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, as well as whenever an asset is classified as "held for sale" or events or changes in circumstances indicate that a hotel's net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including:
  - projected cash flows;
  - holding period;
  - expected useful life;
  - future capital expenditures; and
  - fair values, including consideration of capitalization rates, discount rates and comparable selling prices.

  Changes in these estimates, assumptions, future changes in economic conditions or property-level results could require us to record additional impairment charges, which would be reflected in operations in the future.
- **Classification of Assets as "Held for Sale."** We classify properties that we are actively marketing as held for sale when all of the following conditions are met:
  - our Board of Directors has approved the sale (to the extent the dollar magnitude of the sale requires Board approval);
  - a binding agreement to purchase the property has been signed;
  - the buyer has committed a significant amount of non-refundable cash; and
  - no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner.

  To the extent a property is classified as held for sale and its fair value less selling costs is lower than the net book value of the property, we will record an impairment loss. See the discussion above concerning the use of estimates and judgments in determining fair values for impairment tests.
- **Depreciation and Amortization Expense.** Depreciation expense is based on the estimated useful life of our assets and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of our hotels.
- **Valuation of Deferred Tax Assets.** We have approximately $90 million, net of a valuation allowance of $9 million, in consolidated deferred tax assets as of December 31, 2003. SFAS 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for income taxes, the objectives of which are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in a company's financial statements or tax returns. We have considered various factors, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies in determining a valuation allowance for our deferred tax assets, and we believe that it is more likely than not that we will be able to realize the $90 million in deferred tax assets in the future. When a determination is made that all, or a portion, of the deferred tax assets may not be realized, an increase in income tax expense would be recorded in that period.
- **Valuation of Foreign Currency and Derivative Contracts.** SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments. We have three interest rate swap agreements outstanding as of December 31, 2003. Our interest rate swap agreements with a fair market value of $37 million as of December 31, 2003 have been designated as fair value hedges, as described in Note 1 to our consolidated financial statements. While we intend to continue to meet the conditions for hedge accounting, if a particular interest rate swap does not qualify as highly effective, any change in the fair value of the derivative used as a hedge would be reflected in current earnings. Should any change in management strategy, or any other circumstance, cause an existing highly-effective hedge to become ineffective, the accumulated loss or gain in the value of the derivative instrument since its inception may be reclassified from the shareholders' equity section of the balance sheet to current net

income. We also have two interest rate cap agreements that are fair valued each quarter and the increase or decrease in fair value is recorded in net income. We also have several foreign currency forward exchange contracts that we previously used to hedge the mortgage loan on our Canadian properties. The hedge has been deemed ineffective for accounting purposes. See the discussion in "Quantitative and Qualitative Disclosures About Market Risk." We estimate the fair value of all of these instruments through the use of third party valuations, which utilize the market standard methodology of netting the discounted future cash receipts and the discounted expected cash payments. The variable cash flow streams are based on an expectation of future interest and exchange rates derived from observed market interest and exchange rate curves. The values of these instruments will change over time as cash receipts and payments are made and as market conditions change. Any event that impacts the level of actual and expected future interest or exchange rates will impact our valuations. The fair value of our existing foreign currency and derivatives is likely to fluctuate materially from year to year based on changing levels of interest and exchange rates and shortening terms to maturity.

- **Consolidation Policies.** Judgment is required with respect to the consolidation of partnership and joint venture entities in the evaluation of control, including assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. We adopted FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" in 2003. As of February 15, 2004, we have investments in entities that in the aggregate own 124 hotel properties and other investments which we record using the equity method of accounting. These entities are considered to be voting interest entities. The debt on these investments is non-recourse to the company and the effect of their operations on our results of operations is not material. While we do not believe we are required to consolidate any of our current partnerships or joint ventures, if we were required to do so, then all of the results of operations and the assets and liabilities would be included in our financial statements. For further detail on our unconsolidated entities see Note 4 to our consolidated financial statements.

LODGING STATISTICS

Reporting Periods for Hotel Operating Statistics and Comparable Hotel Results

The results we report are based on results of our hotels reported to us by our hotel managers. Our hotel managers use different reporting periods. Marriott International, Inc., the manager of the majority of our properties, uses a year ending on the Friday closest to December 31 and reports twelve weeks of operations for the first three quarters and sixteen or seventeen weeks for the fourth quarter of the year for its Marriott-managed hotels. In contrast, other managers of our hotels, such as Hyatt, report results on a monthly basis. Host Marriott, as a REIT, is required by tax laws to report results on a calendar year. As a result, we elected to adopt the reporting periods used by Marriott International modified so that our fiscal year always ends on December 31 to comply with REIT rules. Our first three quarters of operations end on the same day as Marriott International but our fourth quarter ends on December 31.

Two consequences of the reporting cycle we have adopted are: (i) quarterly start dates will usually differ between years, except for the first quarter which always commences on January 1, and (ii) our first and fourth quarters of operations and year-to-date operations may not include the same number of days as reflected in prior years. For example, the third quarter of 2003 ended on September 12 and the third quarter of 2002 ended on September 6, though both quarters reflect twelve weeks of operations. In contrast, fourth quarter results for 2003 reflected 110 days of operations, while our fourth quarter results for 2002 reflected 116 days of operations.

In contrast to the reporting periods for our statement of operations, our hotel operating statistics (i.e., RevPAR, average daily rate and average occupancy) are always reported based on the reporting cycle used by Marriott International for our Marriott-managed hotels. This facilitates year-to-year comparisons, as each reporting period will be comprised of the same number of days of operations as in the prior year (except in the case of fourth quarters comprised of seventeen weeks, such as fiscal year 2002, versus sixteen weeks). This means, however, that the reporting periods we use for hotel operating statistics may differ slightly from the reporting periods used for our statements of operations for the first and fourth quarters and the full year. For the hotel operating statistics and comparable hotel results reported herein:

- Hotel results for fiscal year 2003 reflect 52 weeks of operations for the period from January 4, 2003 to January 2, 2004 for our Marriott-managed properties and results from January 1, 2003 to December 31, 2003 for operations of all other hotels which report results on a monthly basis.
- Hotel results for fiscal year 2002 reflect 53 weeks of operations for the period from December 29, 2001 to January 3, 2003 for our Marriott-managed hotels and results from January 1, 2002 to December 31, 2002 for operations of all other hotels which report results on a monthly basis.
- Hotel results for the fourth quarter of 2003 reflect 16 weeks of operations for the period from September 13, 2003 to January 2, 2004 for our Marriott-managed hotels and results from September 1, 2003 to December 31, 2003 for operations of all other hotels which report results on a monthly basis.
- Hotel results for the fourth quarter of 2002 reflect 17 weeks of operations for the period from September 7, 2002 to January 3, 2003 for our Marriott-managed hotels and results from September 1, 2002 to December 31, 2002 for operations of all other hotels which report results on a monthly basis.

COMPARABLE HOTEL OPERATING STATISTICS

We present certain operating statistics (i.e., RevPAR, average daily rate and average occupancy) and operating results (revenues, expenses and adjusted operating profit) for the periods included in this report on a comparable hotel basis. We define our comparable hotels as full-service properties (i) that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations, for the entirety of the operating periods being compared, and (ii) that have not sustained substantial property damage or undergone large-scale capital projects during the reporting periods being compared. For 2003 and 2002, we consider 112 of our portfolio of 117 full-service hotels owned on December 31, 2003 to be comparable hotels. The operating results of the following hotels that we owned as of December 31, 2003 are excluded from comparable hotel results for these periods:

- The New York Marriott Financial Center (substantially damaged in the September 11, 2001 terrorist attacks and re-opened in January 2002);
- The Ritz-Carlton, Naples Golf Resort (opened in January 2002);
- The Boston Marriott Copley Place (acquired in June 2002);
- The JW Marriott, Washington, D.C. (consolidated in our financial statements beginning in the second quarter of 2003); and
- The Hyatt Regency Maui Resort and Spa (acquired in November 2003).

In addition, the operating results of the eight hotels we disposed of in 2003 and the one hotel we disposed of in 2002 are also not included in comparable hotel results for the periods presented herein. Moreover, because these statistics and operating results are for our full-service hotel properties, they exclude results for our non-hotel properties and leased limited-service hotels.

Hotel Operating Statistics

The following tables set forth performance information for our full-service hotels by geographic region for 2003 and 2002 for our comparable hotels, as well as all full-service hotels.

COMPARABLE BY REGION

	AS OF DECEMBER 31, 2003		YEAR ENDED DECEMBER 31, 2003			YEAR ENDED DECEMBER 31, 2002			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	22	11,526	$146.12	68.0%	$ 99.29	$150.77	69.3%	$104.42	(4.9)%
Florida	11	7,047	155.59	69.5	108.11	153.37	70.3	107.88	0.2
Atlanta	15	6,563	134.29	65.2	87.58	138.70	66.4	92.03	(4.8)
Mid-Atlantic	9	6,222	178.89	74.5	133.27	186.41	76.7	143.05	(6.8)
South Central	9	5,700	128.11	75.1	96.25	132.39	77.2	102.16	(5.8)
North Central	15	5,395	121.81	66.4	80.88	120.89	67.8	82.00	(1.4)
DC Metro	11	4,296	146.07	70.5	102.91	144.29	69.6	100.42	2.5
Mountain	8	3,313	103.61	61.9	64.16	107.87	64.1	69.17	(7.3)
International	6	2,552	110.95	67.9	75.33	110.03	71.0	78.09	(3.5)
New England	6	2,274	122.83	62.3	76.47	129.97	69.3	90.02	(15.1)
All regions	112	54,888	140.86	68.8	96.85	143.60	70.4	101.07	(4.2)

ALL FULL-SERVICE HOTELS BY REGION[1]

	AS OF DECEMBER 31, 2003		YEAR ENDED DECEMBER 31, 2003			YEAR ENDED DECEMBER 31, 2002			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	23	12,332	$147.11	68.0%	$100.02	$149.43	69.3%	$103.63	(3.5)%
Florida	12	7,342	155.97	69.0	107.56	152.53	69.3	105.76	1.7
Atlanta	15	6,563	134.29	65.2	87.58	138.70	66.4	92.03	(4.8)
Mid-Atlantic	10	6,726	180.11	74.3	133.85	186.47	76.5	142.70	(6.2)
South Central	9	5,700	124.93	75.0	93.76	128.47	76.5	98.32	(4.6)
North Central	15	5,395	121.81	66.4	80.88	120.89	67.8	82.00	(1.4)
DC Metro	12	5,068	145.09	71.1	103.13	139.70	69.9	97.59	5.7
Mountain	8	3,313	103.61	61.9	64.16	107.87	64.1	69.17	(7.2)
International	6	2,552	110.95	67.9	75.33	110.03	71.0	78.09	(3.5)
New England	7	3,413	142.32	67.5	96.11	142.27	70.0	99.65	(3.6)
All regions	117	58,404	141.93	69.1	98.01	143.19	70.4	100.74	(2.7)

[1] The number of properties and the room count reflect all consolidated properties as of December 31, 2003. However, the operating statistics include the results of operations for the nine properties sold in 2003 and 2002 prior to their disposition and the results of operations of properties acquired subsequent to the date of their acquisition.

NON-GAAP FINANCIAL MEASURES

We use certain "non-GAAP financial measures," which are measures of our historical financial performance that are not calculated and presented in accordance with GAAP, within the meaning of applicable SEC rules. They are as follows: (i) Funds From Operations (FFO) per diluted share, and (ii) Comparable Hotel Operating Results. The following discussion defines these terms and presents why we believe they are useful measures of our performance.

FFO per Diluted Share

We present FFO per diluted share as a non-GAAP measure of our performance in addition to our earnings per share (calculated in accordance with GAAP). We calculate FFO per diluted share for a given operating period as our FFO (defined as set forth below) for such period divided by the number of fully diluted shares outstanding during such period. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (calculated in accordance with GAAP) excluding gains (or losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. FFO is presented on a per share basis after making adjustments for the effects of dilutive securities, including the payment of preferred stock dividends, in accordance with NAREIT guidelines.

We believe that FFO per diluted share is a useful supplemental measure of our operating performance and that presentation of FFO per diluted share, when combined with the primary GAAP presentation of earnings per share, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, we believe that such measure can facilitate comparisons of operating performance between periods and between other REITs, even though FFO per diluted share does not represent an amount that accrues directly to holders of our common stock. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by NAREIT in its April 2002 "White Paper on Funds From Operations," since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance.

We calculate FFO per diluted share, in accordance with standards established by NAREIT, which may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or calculate FFO per diluted share in accordance with NAREIT guidance. In addition, although FFO per diluted share is a useful measure when comparing our results to other REITs, it may not be helpful to investors when comparing us to non-REITs. This information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating performance measure prescribed by GAAP. Cash expenditures for various long-term assets (such as renewal and replacement capital expenditures) and other items have been and will be incurred and are not reflected in the FFO per diluted share presentations. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statement of operations and cash flows include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures. Additionally, FFO per diluted share should not be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to make cash distributions. In addition, FFO per diluted share does not measure, and should not be used as a measure of, amounts that accrue directly to shareholders' benefit.

Comparable Hotel Operating Results

We present certain operating results for our full-service hotels, such as hotel revenues, expenses and adjusted operating profit, on a comparable hotel, or "same store" basis as supplemental information for investors. Our comparable hotel operating results present operating results for full-service hotels owned during the entirety of the periods being compared without giving effect to any acquisitions or dispositions, significant property damage or large scale capital improvements incurred during these periods. We present these comparable hotel operating results by eliminating corporate-level costs and expenses related to our capital structure, as well as depreciation and amortization. We eliminate corporate-level costs and expenses to arrive at property-level results because we believe property-level results provide investors with more specific insight into the ongoing operating performance of our hotels and the effectiveness of management in running our business on a property-level basis. We eliminate depreciation and amortization, because even though depreciation and amortization are property-level expenses, these non-cash expenses, which are based on historical cost accounting for real estate assets, implicitly assume that the value of real estate assets diminishes predictably over time. As noted earlier, because real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

As a result of the elimination of corporate-level costs and expenses and depreciation and amortization, the comparable hotel operating results we present do not represent our total revenues, expenses or operating profit and these comparable hotel operating results should not be used to evaluate our performance as a whole. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations include such amounts, all of which should be considered by investors when evaluating our performance.

We present these hotel operating results on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations at comparable hotels (which represent the vast majority of our portfolio) or from other factors, such as the effect of acquisitions or dispositions. While management believes that presentation of comparable hotel results is a "same store" supplemental measure that provides useful information in evaluating our ongoing performance, this measure is not used to allocate resources or assess the operating performance of these hotels, as these decisions are based on data for individual hotels and are not based on comparable portfolio hotel results. For these reasons, we believe that comparable hotel operating results, when combined with the presentation of GAAP operating profit, revenues and expenses, provide useful information to investors and management.

The following table presents certain operating results and statistics for our comparable hotels for fiscal years 2003 and 2002.

COMPARABLE HOTEL RESULTS

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS, EXCEPT HOTEL STATISTICS)	2003	2002
Number of hotels	112	112
Number of rooms	54,888	54,888
Percent change in Comparable Hotel RevPAR	(4.2)%	
Comparable hotel sales		
Room	$ 1,937	$ 2,052
Food and beverage	1,061	1,091
Other	224	250
Comparable hotel sales[1]	3,222	3,393
Comparable hotel expenses		
Room	490	502
Food and beverage	791	798
Other	137	142
Management fees, ground rent and other costs	1,109	1,117
Comparable hotel expenses[2]	2,527	2,559
Comparable Hotel Adjusted Operating Profit	695	834
Non-comparable hotel results, net[3]	43	13
Comparable hotels classified as held for sale[4]	(7)	(9)
Office building and limited service properties, net	1	4
Other income	12	—
Depreciation and amortization	(367)	(358)
Corporate and other expenses	(61)	(47)
Operating Profit	$ 316	$ 437

[1] The reconciliation of total revenues per the consolidated statements of operations to the comparable hotel sales is as follows:

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS)	2003	2002
Revenues per the consolidated statements of operations	$3,448	$3,516
Revenues of hotels held for sale	42	44
Non-comparable hotel sales	(221)	(172)
Hotel sales for the property for which we record rental income, net	46	45
Rental income for office buildings and limited service hotels	(75)	(77)
Other income	(12)	—
Adjustment for hotel sales for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(6)	37
Comparable hotel sales	$3,222	$3,393

[2] The reconciliation of operating costs per the consolidated statements of operations to the comparable hotel expenses is as follows:

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS)	2003	2002
Operating costs and expenses per the consolidated statements of operation	$3,132	$3,079
Operating costs of hotels held for sale	35	35
Non-comparable hotel expenses	(183)	(155)
Hotel expenses for the property for which we record rental income	50	48
Rent expense for office buildings and limited service hotels	(74)	(73)
Adjustment for hotel expenses for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(5)	30
Depreciation and amortization	(367)	(358)
Corporate and other expenses	(61)	(47)
Comparable hotel expenses	$2,527	$2,559

[3] Non-comparable hotel results, net includes the following items: (i) the results of operations of our non-comparable hotels whose operations are included in our consolidated statements of operations as continuing operations and (ii) for 2003 and 2002 results, the difference between comparable hotel adjusted operating profit which reflects 364 days and 371 days, respectively, of operations and the operating results included in the consolidated statements of operations which reflects 365 days.

[4] Results of operations for comparable hotels classified as held for sale whose results are included in discontinued operations in the consolidated statement of operations in accordance with SFAS 144.

The following table provides a reconciliation of net income (loss) available to common shareholders per share to FFO per diluted share:

HOST MARRIOTT CORPORATION RECONCILIATION OF NET LOSS AVAILABLE TO COMMON SHAREHOLDERS TO FUNDS FROM OPERATIONS PER DILUTED SHARE

	YEAR ENDED DECEMBER 31,					
	2003			2002		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME (LOSS)	SHARES	PER SHARE AMOUNT	INCOME (LOSS)	SHARES	PER SHARE AMOUNT
Net loss available to common shareholders	$ (21)	281.0	$(.07)	$ (51)	263.0	$ (.19)
Adjustments:						
Gain on the disposition of the New York Marriott World Trade Center hotel	(56)	—	(.20)	—	—	—
Gain on dispositions, net	(9)	—	(.04)	(13)	—	(.05)
Depreciation and amortization	371	—	1.32	366	—	1.39
Partnership adjustments	24	—	.08	20	—	.07
FFO of minority partners of Host LP(a)	(26)	—	(.09)	(30)	—	(.11)
Adjustments for dilutive securities:						
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	3.5	(.01)	—	4.0	(.02)
Assuming conversion of Convertible Preferred Securities	—	—	—	32	30.9	—
FFO per diluted share(b)	$283	284.5	$ .99	$324	297.9	$1.09

(a) Represents FFO attributable to the minority partners of Host LP.

(b) FFO per diluted share in accordance with NAREIT is adjusted for the effects of dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP units held by minority partners, other minority interests that have the option to convert their limited partnership interest to common OP units and the Convertible Preferred Securities of Host Marriott. No effect is shown for securities if they are anti-dilutive.

For 2003, the FFO per diluted share includes the following items:

- As a result of the World Trade Center insurance settlement in the fourth quarter of 2003, we recorded a gain of approximately $212 million, which is comprised of $156 million in post-2003 business interruption proceeds and $56 million from the disposition of the hotel. We excluded the $56 million gain on disposition from FFO in accordance with the NAREIT definition of FFO.
- In conjunction with the redemption of $711 million of our senior notes in the fourth quarter of 2003, we incurred a total of approximately $28 million of expense related to the call premiums paid and the acceleration of related deferred financing fees. We also incurred approximately $5 million of incremental interest expense during the redemption call period. In addition, we incurred approximately $2.3 million of call premiums and accelerated deferred financing fees related to a $71 million senior notes redemption in the third quarter of 2003.
- In the fourth quarter of 2003, we made a partial repayment of the Canadian mortgage debt, which resulted in the related forward currency contracts hedge being deemed ineffective for accounting purposes. Accordingly, we recorded an approximate $17 million decrease in net income and FFO in the fourth quarter in addition to the approximate $1 million recorded in the first three quarters of 2003.
- Approximately $9.6 million of other income in the third quarter of 2003 from the settlement of a claim that we brought against our directors' and officers' insurance carriers for reimbursement of defense costs and settlement payments incurred in resolving a series of related actions brought against us and Marriott International that arose from the sale of certain limited partnership units to investors prior to 1993. The settlement amount, net of taxes of approximately $2.4 million, totaled $7.2 million.

NEW ACCOUNTING PRONOUNCEMENTS

The FASB recently issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS 150. This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Previously, many such instruments had been classified as equity. A freestanding financial instrument is an instrument that is entered into separately and apart from any of the entity's other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable, such as certain put and call options. These provisions are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. On October 8,

2003, the Financial Accounting Standards Board (FASB) issued guidance with respect to SFAS 150 that issuers whose financial statements include consolidated ventures with finite lives should reflect any minority interests in such consolidated ventures as a liability on the issuer's financial statements presented at its fair value as of the applicable balance sheet date. Under SFAS 150, any fluctuation in the fair value of the minority interest from period to period would be recorded on the issuers financial statements as interest expense for the change in the fair value of the liability. As a result of applying SFAS 150 in accordance with this guidance from the FASB, in our third quarter 2003 Form 10-Q we recorded a loss from a cumulative effect of a change in accounting principle of $24 million. Additionally, we included in our liabilities as of September 12, 2003, minority interests with a fair value of $112 million.

On November 7, 2003, the FASB issued a FASB Staff Position (FSP) 150-3 indefinitely deferring the application of a portion of SFAS 150 with respect to minority interests in consolidated ventures entered into prior to November 5, 2003, effectively reversing its guidance of October 8, 2003. In accordance with the FSP 150-3, in the fourth quarter of 2003 we recorded a cumulative effect of change in accounting principle reversing the impact of our adoption of SFAS 150 with respect to consolidated ventures with finite lives.

We adopted Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") in 2003. In December 2003, the FASB issued a revision to FIN 46, which we refer to as FIN 46R. Under this guidance, our limited purpose trust subsidiary that was formed to issue trust-preferred securities (the "Convertible Preferred Securities Trust") is considered to be a special purpose entity because its activities are so restricted that Host Marriott, the sole equity holder, lacks the ability to make decisions about the Convertible Preferred Securities Trust's activities through voting or similar rights. The transition guidance set forth in FIN 46R allows us to apply the provisions of either FIN 46 or FIN 46R to special purpose entities in which we have a variable interest at December 31, 2003. We account for our Convertible Preferred Securities Trust on a consolidated basis as of December 31, 2003 since we are the primary beneficiary under FIN 46 based on our fixed price call option and the holders of the Convertible Preferred Securities are widely dispersed and unrelated.

We are required to apply the provisions of FIN 46R to the Convertible Preferred Securities Trust in the first quarter of 2004. Under FIN 46R we will not be the primary beneficiary and accordingly, we are required to deconsolidate the accounts of the Convertible Preferred Securities Trust. This will result in our recognizing the $492 million in debentures issued by Convertible Preferred Securities Trust as debt, eliminating the $475 million of Convertible Preferred Securities currently classified in the mezzanine section of our balance sheet and recognizing, as an equity investment, the $17 million invested in the Convertible Preferred Securities Trust. Additionally, we would classify the related dividend payments as interest expense.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents scheduled maturities and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average interest rates are based on implied forward rates in the yield curve as of December 31, 2003. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are presented in U.S. dollar equivalents, which is our reporting currency. The interest rate swaps and caps that we have entered into are strictly to hedge interest rate risk and not for trading purposes.

	EXPECTED MATURITY DATE							
($ IN MILLIONS)	2004	2005	2006	2007	2008	THEREAFTER	TOTAL	FAIR VALUE
LIABILITIES								
Debt:								
Fixed Rate	$85	$63	$626	$860	$1,689	$1,983	$5,306	$5,415
Average interest rate	8.1%	8.1%	8.1%	8.0%	7.7%	7.5%		
Variable Rate								
Variable rate mortgages	$ 1	$89	$53	$ —	$ —	$ —	$143	$ 140
Average interest rate	3.9%	5.3%	7.1%	—%	—%	—%		
Total Debt[1]							$5,449	$5,555
INTEREST RATE DERIVATIVES								
Interest Rate Swaps								
Fixed to Variable	$—	$—	$ —	$692	$ —	$ —	$ 692	$ 37
Average pay rate	6.1%	7.5%	8.7%	9.4%	—%			
Average receive rate	9.4%	9.4%	9.4%	9.4%	—%	—%		

[1] Excludes the fair market value of the swaps which were $37 million as of December 31, 2003.

As of December 31, 2003, approximately 85% of our debt bears interest at fixed rates. This debt structure largely mitigates the impact of changes in interest rates. We have some financial instruments that are sensitive to changes in interest rates, including our credit facility. The interest rate on our credit facility is based on a spread over LIBOR, ranging from 2.5% to 3.75%. There were no amounts outstanding on our credit facility at December 31, 2003.

Over time, we expect to decrease the proportion of fixed rate debt on our capital structure to 75% to 80% of our total debt, although there can be no assurances that we will be able to achieve this result on terms acceptable to us. In furtherance of this objective, we have entered into three interest rate swaps effectively converting $692 million of fixed rate payments to floating rate payments based on a spread to LIBOR.

On December 20, 2001, we entered into a 5-year interest rate swap agreement, which was effective on January 15, 2002 and matures in January 2007, effectively converting our Series I senior notes to floating rate debt. Under the swap, we receive fixed-rate payments of 9.5% and pay floating-rate payments based on one-month LIBOR plus 450 basis points on a $450 million notional amount. We have designated the interest rate swap as a fair value hedge for both financial reporting and tax purposes and the amounts paid or received under the swap agreement will be recognized over the life of the agreement as an adjustment to interest expense. Changes in the fair value of the swap and the Series I notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of the interest rate swap at December 31, 2003 and December 31, 2002 was $34.5 million and $40.3 million, respectively, which is included in the senior notes line item on our consolidated balance sheet.

On August 21, 2003, we entered into two four-year interest rate swap agreements, which mature October 2007, effectively converting our Series G senior notes to floating rate debt. Under the swaps, we receive fixed-rate payments of 9.25% and we make floating-rate payments based on six-month LIBOR plus 590 basis points on a $242 million notional amount, which is equal to the current amount of outstanding Series G senior notes. We have designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements will be recognized over the life of the agreements as an adjustment to interest expense. Changes in the fair value of the swaps and our Series G senior notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of the interest rate swaps at December 31, 2003 was $2.3 million, which is included in the senior notes line item on our consolidated balance sheet.

A change in LIBOR of 100 basis points will result in a $6.9 million increase or decrease in our annual interest expense as a result of the combined $692 million in swap agreements.

In addition, on September 9, 2003, we refinanced the $95 million fixed rate mortgage debt secured by the JW Marriott in Washington, D.C. with an $88 million floating-rate mortgage loan with an interest rate of one-month LIBOR plus 210 basis points. The loan matures September 2005, but can be extended for up to three additional years subject to the satisfaction of certain conditions. We also have approximately $55 million of floating rate mortgage debt associated with three of our Canadian properties. See below for further information.

EXCHANGE RATE SENSITIVITY

Foreign Currency Forward Exchange Agreements

The table below summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements as of December 31, 2003. The foreign currency exchange agreements that we have entered into are strictly to hedge foreign currency risk and not for trading purposes. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	EXPECTED MATURITY DATE						
($ IN MILLIONS)	2004	2005	2006	2007	THEREAFTER	TOTAL	FAIR VALUE
ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES							
Foreign Currency Forward Exchange							
Agreements Contract Amount	$7	$7	$57	$—	$—	$71	$(12)
Average Contractual Exchange Rate	1.56	1.57	1.57	—	—		

On August 30, 2001, our Canadian subsidiaries entered into a mortgage loan pursuant to which they borrowed $96.6 million (denominated in U.S. dollars) at a variable rate of LIBOR plus 2.75%. The weighted average interest rate for this mortgage loan was 4.5% and 4.6%, respectively, for the years ended December 31, 2003 and 2002. In addition, since the mortgage loan on these Canadian properties is denominated in U.S. Dollars and the functional currency of the Canadian subsidiaries is the Canadian Dollar, the subsidiaries entered into currency forward contracts to hedge the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments. Up until April 2003 as discussed in "Debt", these forward exchange contracts had been designated as cash flow hedges of the debt service payments, and the forward contracts were recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. As of December 31, 2003, substantially all of the remaining forward contracts are not designated as a hedge and accordingly the change in fair value is recorded in operations each period. The fair value of the forward contracts was $(12.3) million and $3.8 million, respectively, at December 31, 2003 and December 31, 2002.

FORWARD-LOOKING STATEMENTS

In this annual report we make some "forward-looking" statements. These statements are included throughout this annual report, and relate to, among other things, analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue," and other similar terms and phrases, including references to assumptions.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

- national and local economic and business conditions and changes in travel patterns, including the effect of terror alerts and potential terrorist activity on travel, that will affect, among other things, demand for products and services at our hotels, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and our liquidity;
- changes in taxes and government regulations that influence or determine wages, prices, construction procedures and costs;
- our ability to maintain properties in a first-class manner, including meeting capital expenditure requirements;
- our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;
- our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;
- our degree of leverage, which may affect our ability to obtain financing in the future;
- the reduction in our operating flexibility and our ability to pay dividends resulting from restrictive covenants in our debt agreements, including the risk of default that could occur;
- government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;
- the effects of tax legislative action;
- our ability to continue to satisfy complex rules in order for us to maintain REIT status for Federal income tax purposes, the ability of the operating partnership to satisfy the rules to maintain its status as a partnership for Federal income tax purposes, the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for Federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- the effect of any rating agency downgrades on the cost and availability of new debt financings;
- the relatively fixed nature of our property-level operating costs and expenses;
- our ability to recover fully under our existing insurance for terrorist acts and our ability to maintain adequate or full replacement cost "all-risk" property insurance on our properties; and
- other factors discussed in filings with the Securities and Exchange Commission.

Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this annual report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002 (IN MILLIONS)	2003	2002
ASSETS		
Property and equipment, net	$7,085	$7,031
Assets held for sale	73	—
Notes and other receivables	54	53
Due from managers	62	82
Investments in affiliates	74	133
Other assets	364	552
Restricted cash	116	104
Cash and cash equivalents	764	361
Total assets	$8,592	$8,316
LIABILITIES AND SHAREHOLDERS' EQUITY		
Debt		
Senior notes	$3,180	$3,247
Mortgage debt	2,205	2,289
Other	101	102
Total debt	5,486	5,638
Accounts payable and accrued expenses	108	118
Liabilities associated with assets held for sale	2	—
Other liabilities	166	252
Total liabilities	5,762	6,008
Interest of minority partners of Host LP	130	131
Interest of minority partners of other consolidated partnerships	89	92
Company-obligated mandatorily redeemable convertible preferred securities of a subsidiary whose sole assets are convertible subordinated debentures due 2026 ("Convertible Preferred Securities")	475	475
Shareholders' equity		
Cumulative redeemable preferred stock (liquidation preference $354 million), 50 million shares authorized; 14.1 million shares issued and outstanding	339	339
Common stock, par value $.01, 750 million shares authorized; 320.3 million shares and 263.7 million shares issued and outstanding, respectively	3	3
Additional paid-in capital	2,617	2,100
Accumulated other comprehensive income (loss)	28	(2)
Deficit	(851)	(830)
Total shareholders' equity	2,136	1,610
Total liabilities and shareholders' equity	$8,592	$8,316

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (IN MILLIONS, EXCEPT PER COMMON SHARE AMOUNTS)	2003	2002	2001
REVENUES			
Rooms	$2,014	$2,073	$2,085
Food and beverage	1,095	1,096	1,062
Other	227	246	273
Total hotel sales	3,336	3,415	3,420
Rental income	100	101	136
Other income	12	—	2
Total revenues	3,448	3,516	3,558
OPERATING COSTS AND EXPENSES			
Rooms	508	508	499
Food and beverage	823	811	792
Hotel departmental expenses	934	905	883
Management fees	138	156	171
Other property-level expenses	301	294	291
Depreciation and amortization	367	358	346
Corporate and other expenses	61	47	51
Lease repurchase expense	—	—	5
Total operating costs and expenses	3,132	3,079	3,038
OPERATING PROFIT	316	437	520
Interest income	11	20	36
Interest expense	(491)	(462)	(455)
Net gains on property transactions	5	5	6
Loss on foreign currency and derivative contracts	(19)	(2)	—
Minority interest expense	(5)	(7)	(23)
Equity in earnings (losses) of affiliates	(22)	(9)	3
Dividends on Convertible Preferred Securities	(32)	(32)	(32)
INCOME (LOSS) BEFORE INCOME TAXES	(237)	(50)	55
Benefit from (provision for) income taxes	12	(4)	(9)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(225)	(54)	46
Income from discontinued operations	239	38	5
NET INCOME (LOSS)	14	(16)	51
Less: Dividends on preferred stock	(35)	(35)	(32)
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$ (21)	$ (51)	$ 19
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
Continuing operations	$ (.92)	$ (.34)	$ .06
Discontinued operations	.85	.15	.02
BASIC EARNINGS (LOSS) PER COMMON SHARE	$ (.07)	$ (.19)	$ .08
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Continuing operations	$ (.92)	$ (.34)	$ .06
Discontinued operations	.85	.15	.02
DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ (.07)	$ (.19)	$ .08

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (IN MILLIONS)

SHARES OUTSTANDING PREFERRED	SHARES OUTSTANDING COMMON		PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	COMPREHENSIVE INCOME (LOSS)
8.1	218.8	Balance, December 31, 2000	$196	$2	$1,824	$(600)	$ (1)	
—	—	Net income	—	—	—	51	—	$ 51
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	(5)	(5)
—	—	Foreign currency forward contracts	—	—	—	—	2	2
—	—	Unrealized gain on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$ 47
—	.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	5	—	—	
6.0	—	Issuance of preferred stock	143	—	—	—	—	
—	—	Dividends on common stock	—	—	—	(198)	—	
—	—	Dividends on preferred stock	—	—	—	(32)	—	
—	42.1	Redemptions of limited partner interests for common stock	—	1	222	—	—	
14.1	261.4	Balance, December 31, 2001	339	3	2,051	(779)	(5)	
—	—	Net loss	—	—	—	(16)	—	$(16)
		Other comprehensive income (loss):						
—	—	Foreign currency translation adjustment	—	—	—	—	2	2
—	—	Foreign currency forward contracts	—	—	—	—	2	2
—	—	Unrealized gain on HM Services common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$(13)
—	.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	8	—	—	
—	—	Dividends on preferred stock	—	—	—	(35)	—	
—	1.8	Redemptions of limited partner interests for common stock	—	—	13	—	—	
—	—	Issuance of OP Units for limited partner interests	—	—	28	—	—	
14.1	263.7	Balance, December 31, 2002	339	3	2,100	(830)	(2)	
—	—	Net income	—	—	—	14	—	$ 14
		Other comprehensive income (loss):						
—	—	Foreign currency translation adjustment	—	—	—	—	34	34
—	—	Foreign currency forward contracts	—	—	—	—	(23)	(23)
—	—	Realized loss on foreign currency forward contracts	—	—	—	—	18	18
—	—	Unrealized gain on HM Services common stock to net income	—	—	—	—	1	1
—	—	Comprehensive income						$ 44
—	1.4	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	9	—	—	
—	—	Dividends on preferred stock	—	—	—	(35)	—	
—	4.2	Redemptions of limited partner interests for common stock	—	—	23	—	—	
—	51.0	Issuance of common stock	—	—	485	—	—	
14.1	320.3	Balance, December 31, 2003	$339	$3	$2,617	$(851)	$ 28	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (IN MILLIONS)	2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ 14	$ (16)	$ 51
Adjustments to reconcile to cash provided by operations:			
Discontinued operations:			
(Gain) loss on dispositions	(65)	(13)	—
Depreciation	11	14	32
Depreciation and amortization	367	358	346
Amortization of deferred financing costs	17	16	22
Income taxes	(33)	4	(15)
Net gains on property transactions	(5)	(5)	(6)
Equity in (earnings) losses of affiliates	22	9	(3)
Purchase of leases	—	—	(208)
Minority interest expense	5	7	23
Return of working capital from Marriott International	—	50	—
Changes in other assets	59	22	47
Changes in other liabilities	(19)	(66)	—
Cash provided by operations	373	380	289
INVESTING ACTIVITIES			
Proceeds from sales of assets, net	184	—	60
Disposition of World Trade Center hotel	185	—	—
Acquisitions	(324)	(117)	(63)
Capital expenditures:			
Renewals and replacements	(181)	(146)	(206)
Development	(12)	(11)	(56)
Other investments	(8)	(23)	(24)
Return of escrow funds from Marriott International	—	75	—
Notes receivable collections, net	—	—	10
Cash used in investing activities	(156)	(222)	(279)
FINANCING ACTIVITIES			
Issuances of debt	813	—	980
Financing costs	(16)	(8)	(12)
Debt prepayments	(1,007)	(13)	(703)
Scheduled principal repayments	(52)	(63)	(55)
Issuances of common stock	501	1	3
Issuances of cumulative redeemable preferred stock, net	—	—	143
Dividends on common stock	—	—	(256)
Dividends on preferred stock	(35)	(35)	(28)
Distributions to minority interests	(6)	(18)	(59)
Purchase of interest rate cap	—	(3)	—
Change in restricted cash	(12)	(10)	16
Cash provided by (used in) financing activities	186	(149)	29
INCREASE IN CASH AND CASH EQUIVALENTS	403	9	39
CASH AND CASH EQUIVALENTS, beginning of year	361	352	313
CASH AND CASH EQUIVALENTS, end of year	$ 764	$ 361	$ 352

See Notes to Consolidated Financial Statements

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2003, 2002 and 2001, we issued 56.6 million, 2.3 million and 42.6 million shares of common stock, respectively. Of the shares issued, approximately 4.2 million, 1.8 million and 42.1 million shares of common stock, respectively, were issued for 2003, 2002 and 2001 upon the conversion of operating partnership units, or OP Units, of Host Marriott, L.P. held by minority partners valued at $41 million, $21 million and $547 million, respectively.

Of the 2.3 million shares of common stock issued during 2002, 1.1 million shares were issued to acquire additional interests in the partnership owning the San Diego Marriott Hotel and Marina. This transaction resulted in an increase of $10.5 million to property and equipment and equity to reflect the fair value of the interests acquired. During April 2002, in a separate transaction, our ownership percentage in the San Diego partnership increased to 90% when the minority partners in the San Diego partnership exchanged their interests for approximately 6.9 million OP Units. The transaction resulted in an increase of $56.1 million in property and equipment and a corresponding increase in minority interest liability to reflect the fair value of the interests acquired.

During January 2002, we transferred the St. Louis Marriott Pavilion to the mortgage lender. We recorded the difference between the debt extinguished, the deferred incentive management fees forgiven and the fair value of the assets surrendered of $22 million, net of tax expense of $9 million, as discontinued operations.

On June 14, 2002, we acquired the Boston Marriott Copley Place in Boston, Massachusetts for a purchase price of $214 million, including the assumption of $97 million in mortgage debt.

During June 2003, we acquired the remaining general partner interest and the preferred equity interest held by outside partners in the JW Marriott in Washington, D.C. for approximately $3 million. We also became the sole limited partner after the partnership foreclosed on a note receivable from the other limited partner. As a result, we began consolidating the partnership and recorded $95 million of mortgage debt secured by the hotel and property and equipment of $131 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Host Marriott Corporation, a Maryland corporation, operating through an umbrella partnership structure, is primarily the owner of hotel properties. We operate as a self-managed and self-administered real estate investment trust, or REIT, with our operations conducted solely through an operating partnership, Host Marriott, L.P., or Host LP, or the operating partnership, and its subsidiaries. We are the sole general partner of Host LP and as of December 31, 2003, own approximately 93% of the partnership interests, which are referred to as OP Units.

As of December 31, 2003, we owned, or had controlling interests in, 117 upper-upscale and luxury, full-service hotel lodging properties generally located throughout the United States, Canada and Mexico operated primarily under the Marriott, Ritz-Carlton, Four Seasons, Hyatt and Hilton brand names. Of these properties, 93 are managed or franchised by Marriott International, Inc. and its subsidiaries or Marriott International.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and controlled affiliates. We consolidate entities (in the absence of other factors determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. The control factors we consider include the ability of minority shareholders or other partners to participate in or block management decisions. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, "Consolidation of Variable Interest Entities" and that our variable interest will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated, including the dividends and related transactions for our Class D Cumulative Redeemable Preferred Stock held by one of our wholly-owned subsidiaries.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTING FOR THE IMPACT OF THE SEPTEMBER 11, 2001 TERRORIST ACTS

On December 3, 2003, we settled all outstanding issues related to the terrorist attacks of September 11, 2001 with our insurer, Marriott International, Inc. and the Port Authority of New York and New Jersey for the New York Marriott World Trade Center and Financial Center hotels and received net proceeds of approximately $372 million, of which $65 million was used to repay the outstanding mortgage on the World Trade Center hotel. Prior to reaching this settlement, we were obligated under our ground lease to rebuild the hotel on the site and as such recorded insurance proceeds in continuing operations. We recorded business interruption proceeds, net of expenses, of $14 million and $11 million for the World Trade Center hotel in 2003 and 2002, respectively, and a gain on the settlement of approximately $212 million in 2003. We now consider the World Trade Center hotel to be abandoned and the gain on disposition and related business interruption income, net of expenses, for that hotel has been reclassified to discontinued operations for all periods presented in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment or Disposal of Long-Lived Assets." As part of the settlement, we received a right of first offer through 2023 with respect to hotel development on the World Trade Center site.

The New York Financial Center hotel was also damaged in the attacks and, as a result, we recorded business interruption proceeds, net of expenses, of approximately $3 million and $6 million in room revenues in the consolidated statement of operations in 2003 and 2002, respectively.

EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders as adjusted for potentially dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP Units held by minority partners, other minority interests that have the option to convert their limited partnership interests to common OP Units and the Convertible Preferred Securities. No effect is shown for any securities that are anti-dilutive.

	YEAR ENDED DECEMBER 31,								
	2003			2002			2001		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME	SHARES	PER SHARE AMOUNT	INCOME	SHARES	PER SHARE AMOUNT	INCOME	SHARES	PER SHARE AMOUNT
Net income (loss)	$ 14	281.0	$ .05	$(16)	263.0	$(.06)	$ 51	248.1	$ .21
Dividends on preferred stock	(35)	—	(.12)	(35)	—	(.13)	(32)	—	(.13)
Basic earnings (loss) available to common shareholders	(21)	281.0	(.07)	(51)	263.0	(.19)	19	248.1	.08
Assuming distribution of common shares granted under the comprehensive stock plan, less shares assumed purchased at average market price	—	—	—	—	—	—	—	5.1	—
Diluted earnings (loss)	$(21)	281.0	$(.07)	$(51)	263.0	$(.19)	$ 19	253.2	$ .08

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For newly developed properties, cost includes interest, ground rent and real estate taxes incurred during development and construction. Replacements and improvements and capital leases are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

Gains on sales of properties are recognized at the time of sale or deferred to the extent required by GAAP. Deferred gains are recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to us.

We assess impairment of our real estate properties based on whether it is probable that estimated undiscounted future cash flows from each individual property are less than its net book value. If a property is impaired, a loss is recorded for the difference between the fair value and net book value of the hotel.

We will classify a hotel as held for sale in the period in which we have made the decision to dispose of the hotel, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If this criteria is met, we will record an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. We will classify the loss, together with the related operating results, as discontinued operations on our statement of operations and classify the assets and related liabilities as held for sale on the balance sheet.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents.

RESTRICTED CASH

Restricted cash includes reserves for debt service, real estate taxes, insurance, furniture and fixtures, as well as cash collateral and excess cash flow deposits due to mortgage debt agreement restrictions and provisions.

MINORITY INTEREST

The percentage of the operating partnership owned by third parties, which was 7% as of December 31, 2003 and 10% as of December 31, 2002, is presented as interest of minority partners of Host LP in the consolidated balance sheets and was $130 million and $131 million as of December 31, 2003 and 2002, respectively. Third party partnership interests in consolidated investments of the operating partnership that have finite lives are included in interest of minority partners of other consolidated partnerships in the consolidated balance sheets and totaled $86 million and $89 million at December 31, 2003 and 2002, respectively. Third party partnership interests in consolidated investments that have infinite lives are also included in interest of minority partners of other consolidated partnerships in the consolidated balance sheets and totaled $3 million at December 31, 2003 and 2002.

INCOME TAXES

We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." These deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

We have elected to be treated as a REIT under the provisions of the Internal Revenue Code and, as such, are not subject to federal income tax, provided we distribute all of our taxable income annually to our shareholders and comply with certain other requirements. In addition to paying federal and state taxes on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets. Additionally, our consolidated taxable REIT subsidiaries are subject to Federal, state and foreign income tax. The consolidated income tax provision or benefit includes, primarily, the tax provision related to the operations of the taxable REIT subsidiaries, Federal and state taxes on undistributed taxable income, and foreign taxes at the operating partnership, as well as each of their respective subsidiaries.

DEFERRED CHARGES

Financing costs related to long-term debt are deferred and amortized over the remaining life of the debt.

FOREIGN CURRENCY TRANSLATION

As of December 31, 2003, our foreign operations consist of four properties located in Canada and two properties located in Mexico, one of which was sold in January 2004. The operations of these properties are maintained in the local currency and then translated to U.S. dollars using the average exchange rates for the period. The assets and liabilities of the properties are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in accumulated other comprehensive income.

OTHER COMPREHENSIVE INCOME (LOSS)

The components of total accumulated other comprehensive income (loss) in the balance sheet are as follows:

(IN MILLIONS)	2003	2002
Unrealized gain on HM Services common stock	$ 6	$ 5
Foreign currency forward contracts	(1)	4
Foreign currency translation	23	(11)
Total accumulated other comprehensive income (loss)	**$28**	$ (2)

DERIVATIVE INSTRUMENTS

We have interest rate swaps and interest rate caps which are considered derivative instruments. If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense, and the fair value of the derivatives is recorded on the accompanying balance sheet, with offsetting adjustments or charges recorded to the underlying debt. Otherwise the instruments are marked to market, and the gains and losses from the changes in the market value of the contracts are recorded in other income or expense. Upon early termination of an interest rate swap or cap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap or cap.

We are also subject to exposure from fluctuations in foreign currencies relating to our properties located in Canada and two properties in Mexico, one of which was sold in January 2004. We have purchased currency forward contracts related to the Canadian properties, which are considered derivative instruments. Gains and losses on contracts that meet the requirements for hedge accounting are recorded on the balance sheet at fair value, with offsetting changes recorded to accumulated other comprehensive income. At December 31, 2003, these contracts do not meet the requirements for hedge accounting and are marked to market and included in other income each period. See Note 4 for further discussion of these contracts.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents with various high credit-quality financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and limit the amount of credit exposure with any one institution.

ACCOUNTING FOR STOCK-BASED COMPENSATION

At December 31, 2003, we maintained two stock-based employee compensation plans, which are described more fully in Note 9. Prior to 2002, we accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost relating to the employee stock option plan is reflected in 2001 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. In addition, no stock-based employee compensation cost relating to the employee stock purchase plan is reflected in 2001 net income as the plan was considered non-compensatory under APB 25. Effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS 123, prospectively to all employee awards granted, modified or settled after January 1, 2002. Awards under our employee stock option plan generally vest over four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 and 2002 is less than that which would have been recognized if the fair value based method had been applied to these awards since the original effective date of SFAS 123. The adoption of SFAS 123 did not change the calculation of stock-based employee compensation costs for shares granted under our deferred stock and restricted stock plans. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all of our outstanding and unvested awards in each period.

	YEAR ENDED DECEMBER 31,		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
Net income (loss), as reported	$ 14	$ (16)	$ 51
Add: Total stock-based employee compensation expense included in reported net income (loss), *net of related tax effects*	16	5	7
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(16)	(6)	(8)
Pro forma net income (loss)	$ 14	$ (17)	$ 50
Earnings (loss) per share			
Basic and diluted-as reported	$(.07)	$(.19)	$.08
Basic and diluted-pro forma	$(.07)	$(.20)	$.07

APPLICATION OF NEW ACCOUNTING STANDARDS

The FASB recently issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," or SFAS 150. This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Previously, many such instruments had been classified as equity. A freestanding financial instrument is an instrument that is entered into separately and apart from any of the entity's other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable, such as certain put and call options. These provisions are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On October 8, 2003, the FASB issued guidance with respect to SFAS 150 that issuers whose financial statements include consolidated ventures with finite lives should reflect any minority interests in such consolidated ventures on the issuer's financial statements as a liability on the issuer's financial statements presented at its fair value as of the applicable balance sheet date. Under SFAS 150, any fluctuation in the fair value of the minority interest from period to period would be recorded on the issuers financial statements as interest expense for the change in the fair value of the liability. As a result of applying SFAS 150 in accordance with this guidance from the FASB, in our third quarter 2003 Form 10-Q, we recorded a loss from a cumulative effect of a change in accounting principle of $24 million. Additionally, we included in our liabilities as of September 12, 2003, minority interests with a fair value of $112 million.

On November 7, 2003, the FASB issued a FASB Staff Position (FSP) 150-3 indefinitely deferring the application of a portion of SFAS 150 with respect to minority interests in consolidated ventures entered into prior to November 5, 2003, effectively reversing its guidance of October 8, 2003. In accordance with the FSP 150-3, we recorded a gain from a cumulative effect of a change in accounting principle of $24 million in the fourth quarter of 2003, reversing the impact of our adoption of SFAS 150 with respect to consolidated ventures with finite lives. While there is no financial statement impact, FSP 150-3 does require disclosure of the fair value of the minority interests. See Note 18 for further details.

In December 2003, the FASB issued a revision to FIN No. 46 "Consolidation of Variable Interest Entities" ("FIN 46R"). Under this guidance, our limited purpose trust subsidiary that was formed to issue trust-preferred securities (the "Convertible Preferred Securities Trust") is considered to be a special purpose entity because its activities are so restricted that Host Marriott, the sole equity holder, lacks the ability to make decisions about the Convertible Preferred Securities Trust's activities through voting or similar rights. The transition guidance set forth in FIN 46R allows us to apply the provisions of either FIN 46 or FIN 46R to special purpose entities in which we have a variable interest at December 31, 2003. We account for our Convertible Preferred Securities Trust on a consolidated basis as of December 31, 2003 since we are the primary beneficiary under FIN 46 based on our fixed price call option and the holders of the Convertible Preferred Securities are widely dispersed and unrelated.

We are required to apply the provisions of FIN 46R to the Convertible Preferred Securities Trust in our first quarter of 2004. Under FIN 46R we will not be the primary beneficiary and, accordingly, we are required to deconsolidate in the accounts of the Convertible Preferred Securities Trust. This will result in our recognizing the $492 million in debentures issued by Convertible Preferred Securities Trust as debt, eliminating the $475 million of Convertible Preferred Securities currently classified in the mezzanine section of our balance sheet and recognizing, as an equity investment, the $17 million invested in the Convertible Preferred Securities Trust. Additionally, we would classify the related dividend payments as interest expense.

RECLASSIFICATIONS

Certain prior year financial statement amounts have been reclassified to conform with the current year presentation.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

(IN MILLIONS)	2003	2002
Land and land improvements	$ 786	$ 695
Buildings and leasehold improvements	7,608	7,440
Furniture and equipment	1,062	1,020
Construction in progress	55	38
	9,511	9,193
Less accumulated depreciation and amortization	(2,426)	(2,162)
	$ 7,085	$ 7,031

Interest cost capitalized in connection with our development and construction activities totaled $2 million in both 2003 and 2002, and $8 million in 2001.

On December 31, 2003, we classified five of our hotels as held for sale and recorded an impairment loss of $1.6 million in the fourth quarter of 2003. Three of these hotels were sold in January 2004. During 2001, we recorded impairment charges of $13 million related to three properties to reduce their carrying value to estimated fair value. One of the hotels was sold in December 2001 and the other two were sold in 2003. See Note 11.

3. INVESTMENTS IN AFFILIATES

We own investments in voting interest entities which we do not consolidate and, accordingly, are accounted for under the equity method of accounting. The debt of these affiliates is non-recourse to, and not guaranteed by, us. Investments in affiliates consists of the following:

	AS OF DECEMBER 31, 2003			
($ IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$ 54	$ 901	120 Courtyard hotels
Tiburon Golf Ventures, L.P.	49%	20	—	36-hole golf club
Other	1%	—	—	Various
Total		$ 74	$ 901	

	AS OF DECEMBER 31, 2002			
($ IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
CBM Joint Venture LLC	50%	$ 76	$ 908	120 Courtyard hotels
JWDC Limited Partnership	55%	37	95	JW Marriott, Washington, D.C.
Tiburon Golf Ventures, L.P.	49%	20	—	36-hole golf club
Other	1%	—	—	Various
Total		$133	$1,003	

CBM Joint Venture LLC is a joint venture that was formed by Rockledge Hotel Properties, Inc. ("Rockledge") and Marriott International, that collectively owns, through two limited partnerships, 120 limited service hotels. The joint venture has approximately $901 million of debt, which is comprised of first mortgage loans secured by the properties owned by each of the two partnerships, senior notes secured by the ownership interest in one partnership and mezzanine debt. The mezzanine debt is an obligation of a subsidiary of the joint venture and the lender is an affiliate of Marriott International. None of the debt is recourse to or guaranteed by us or any of our subsidiaries. Each of the joint venture's 120 hotels is operated by Marriott International pursuant to long-term management agreements. Rockledge, currently a consolidated, wholly owned subsidiary of ours, owns a 50% non-controlling interest in the joint venture and records the investment using the equity method. We did not receive any distributions from this investment during 2003 or 2002.

We have a 49% limited partner interest in Tiburon Golf Ventures, L.P., which owns the golf club surrounding The Ritz-Carlton, Naples Golf Resort. Cash distributions from this investment were approximately $1 million in both 2003 and 2002.

During June 2003, we acquired the remaining general partner interest and preferred equity interest held by outside partners in the JWDC Limited Partnership, which owns the JW Marriott Hotel, a 772-room hotel in Washington, D.C. for approximately $3 million. We also became the sole limited partner after the partnership foreclosed on a note receivable from the other limited partner. As a result, effective June 20, 2003, we consolidated the partnership, and recorded property and equipment of $131 million and $95 million in mortgage debt.

We own minority interests in four partnerships that directly or indirectly own four hotels. The total carrying value of these partnerships is less than $500,000, and we do not have any guarantees or commitments in relation to these partnerships and all of the debt is non-recourse to us.

Our pre-tax income from affiliates for the years ended December 31 includes the following:

(IN MILLIONS)	2003	2002	2001
Interest income from loans to affiliates	$ —	$—	$4
Equity in income (losses)	(22)	(9)	3
	$(22)	$ (9)	$7

Interest income in 2001 relates to loans to Rockledge prior to the consolidation of Rockledge on March 24, 2001.

Combined summarized balance sheet information as of December 31 for our affiliates follows:

(IN MILLIONS)	2003	2002
Property and equipment, net	$1,021	$1,185
Other assets	131	138
Total assets	$1,152	$1,323
Debt	$ 901	$1,003
Other liabilities	86	69
Equity	165	251
Total liabilities and equity	$1,152	$1,323

Combined summarized operating results for our affiliates for the years ended December 31 follows:

(IN MILLIONS)	2003	2002	2001
Total revenues	$ 425	$ 525	$ 653
Operating expenses			
Expenses	(316)	(367)	(433)
Depreciation and amortization	(58)	(68)	(90)
Operating profit	51	90	130
Interest expense	(94)	(108)	(124)
Net income (loss)	$ (43)	(18)	$ 6

4. DEBT

Debt consists of the following:

(IN MILLIONS)	DECEMBER 31, 2003	2002
Series A senior notes, with a rate of 7 7/8% due August 2005	$ —	$ 500
Series B senior notes, with a rate of 7 7/8% due August 2008	**1,196**	1,195
Series C senior notes, with a rate of 8.45% due December 2008	**218**	499
Series E senior notes, with a rate of 8 3/8% due February 2006	**300**	300
Series G senior notes, with a rate of 9 1/4% due October 2007	**244**	250
Series I senior notes, with a rate of 9 1/2% due January 2007	**484**	490
Series J senior notes, with a rate of 7 1/8% due November 2013	**725**	—
Senior notes, with an average rate of 9 3/4% maturing through 2012	**13**	13
Total senior notes	**3,180**	3,247
Mortgage debt (non-recourse) secured by $3.6 billion of real estate assets, with an average rate of 7.8% at December 31, 2003, maturing through February 2023	**2,205**	2,289
Credit facility, with a variable rate (4.6% at December 31, 2003)	—	—
Other notes, with an average rate of 7.4% at December 31, 2003, maturing through December 2017	**89**	89
Capital lease obligations	**12**	13
Total other	**101**	102
Total debt	**$5,486**	$5,638

SENIOR NOTES

We have various series of senior notes outstanding, all of which, except for the Series J senior notes, have been issued under the same indenture. The indenture contains certain financial covenants that, in the event of a default, would prohibit us from incurring additional indebtedness. These covenants include a consolidated coverage ratio of EBITDA-to-interest expense of 2.0 to 1.0. As of December 31, 2003, we are not in compliance with the ratio which limits our ability to incur additional debt and make dividend payments except to the extent required to maintain our REIT status. The Series J indenture contains certain provisions that allow for additional flexibility to incur debt, utilize asset sale proceeds, make certain investments and pay dividends on our preferred stock. However, these provisions will only go into effect once all pre-Series J senior notes are repaid or the pre-Series J indenture has been amended to allow for these same provisions.

The outstanding senior notes balance as of December 31, 2003 and 2002 of $3,180 million and $3,247 million, respectively, include fair value adjustments for interest rate swap agreements of $36.8 million and $40.3 million, respectively, that are discussed in further detail below.

Issuances. In October 2003, we issued $725 million of 7 1/8% Series J senior notes due in 2013. The proceeds were used to redeem $429 million of our existing Series A senior notes and $282 million of our existing Series C senior notes. In February 2004, the Series J senior notes were exchanged for $725 million of 7 1/8% Series K senior notes. The terms of the Series K senior notes are substantially identical to the terms of the Series J notes, except that the Series K senior notes are registered under the Securities Act of 1933 and are, therefore, freely transferable.

Repayments. During 2003, we redeemed approximately $790 million of senior notes, $711 million which were redeemed with the proceeds from the Series J senior notes. The terms of our senior notes require the payment of a call premium to holders in exchange for the right to retire this debt in advance of its maturity date. We recorded a loss of approximately $30 million on the early extinguishment of debt, which includes the payment of the call premium and the acceleration of the related deferred financing fees. The loss is included in interest expense in the accompanying statements of operations.

On September 16, 2002, we redeemed the remaining $12.6 million of 9 1/2% senior secured notes due in May 2005 at approximately 101% of par. We recorded a minimal loss on the extinguishment related to the payment of a premium and acceleration of deferred financing fees. The loss is included in interest expense in the accompanying statement of operations.

CREDIT FACILITY

Effective June 6, 2002, we entered into a credit facility with an aggregate revolving loan commitment of $400 million ($300 million of which was available initially, with the balance becoming available to the extent that our leverage ratio met a specified level). The credit facility has an initial three-year term with an option to extend for an additional year if certain conditions are met. Interest on borrowings under the credit facility are calculated based on a spread over LIBOR ranging from 2.50% to 3.75%. The rate will vary based on our leverage ratio. We are required to pay a quarterly commitment fee that will vary based on the amount of unused capacity under the credit facility. Currently, the commitment fee is .55% on an annual basis for available capacity and .2% on additional capacity. In May 2003, we renegotiated the credit facility to provide more flexibility in meeting certain tests under the covenants. The new terms of the credit facility allow us to borrow $250 million. All other terms of the credit facility remained essentially the same. As of December 31, 2003, we have not drawn on the credit facility.

In addition to the customary affirmative and negative covenants and restrictions, the credit facility contains covenants that require us to maintain leverage ratios below specified levels as well as interest, fixed charges and unsecured interest coverage ratios above specified levels. We are currently in compliance with these covenants.

Under the terms of the senior notes indenture and the credit facility, our ability to incur indebtedness is subject to restrictions and the satisfaction of various conditions, including an EBITDA-to-interest coverage ratio (as defined in the senior notes indenture) of Host LP of at least 2.0 to 1.0. We have not met this interest coverage ratio since the third quarter of 2002. As a result, our ability to incur indebtedness is generally limited to indebtedness specifically permitted under the credit facility and the senior notes indenture, such as borrowings under the credit facility and borrowings in connection with the refinancing of existing debt. Our failure to meet the interest coverage ratio also restricts our ability to pay dividends on our common and preferred equity, except to the extent necessary to maintain our status as a REIT and other distributions permitted under the senior notes indenture.

MORTGAGE DEBT

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2003, we have 30 assets that are secured by mortgage debt. Eleven of these assets are secured by mortgage debt that contains restrictive covenants that require the mortgage servicer or lender to retain and hold in escrow the cash flow after debt service when it declines below specified operating levels. The impact of these covenants is discussed below.

Eight of our hotel properties secure a $591 million mortgage loan that is the sole asset of a trust that issued commercial mortgage pass-through certificates, which we refer to as the CMBS Loan. These hotels securing the CMBS Loan are the New York Marriott Marquis, the San Francisco Airport Hyatt Regency, the Cambridge Hyatt Regency, the Reston Hyatt Regency, the Boston Hyatt Regency, The Drake Hotel New York, the Westin Buckhead Atlanta, and the Swissôtel Chicago, which we refer to as the CMBS Portfolio. The CMBS Loan contains a provision that requires the mortgage servicer to retain certain excess cash flow from the CMBS Portfolio after payment of debt service (approximately $64 million) if net cash flow after payment of taxes, insurance, ground rent and reserves for furniture, fixtures and equipment for the trailing twelve months declines below $96 million. This provision was triggered beginning in the third quarter of 2002 and will remain in effect until the CMBS Portfolio generates the necessary minimum cash flow for two consecutive quarters, at which point, the cash that has been escrowed will be returned to us. As of December 31, 2003, approximately $15 million of cash has been escrowed. We do not expect cash flows from the CMBS Portfolio to be at the level required to trigger the release of the escrow until we have a significant improvement in operations. Additional amounts may also be escrowed, and these amounts may be significant.

On July 12, 2002, we modified the terms of the mortgage debt secured by our four Canadian properties. Under the terms of this modification, we agreed to escrow the excess cash flow from these hotels on a retroactive basis effective December 29, 2001. In April 2003, approximately $7 million of the cash escrowed in accordance with the loan was applied to the outstanding balance of the indebtedness and approximately $2 million was released to us. In July 2003, we entered into an agreement with the lenders to modify certain covenants so that we would not be required to make additional prepayments at that time. The terms of the modification required us to provide $10 million of cash collateral and pay an additional 25 basis points of interest on the loan. On December 29, 2003, we made an additional partial repayment of approximately $33 million. In conjunction with the prepayment, one of the hotels and the $10 million was released from the collateral. The remaining loan is still subject to the escrow provisions and additional amounts will be required to be escrowed in 2004.

On September 9, 2003, we refinanced the $95 million mortgage debt secured by the JW Marriott in Washington, D.C. with an $88 million floating-rate mortgage loan with an interest rate of one-month LIBOR plus 210 basis points (3.3% at December 31, 2003). Although the loan matures in 2005, we may extend the term of the loan for three one-year periods upon satisfaction of certain conditions (we must purchase an interest rate cap to obtain the first one-year extension and the two remaining extensions are subject to certain debt service coverage levels). The loan may be prepaid beginning in May 2004, and no prepayment penalty will be assessed for any prepayments made after March 2005. We also purchased an interest rate cap at the inception of the loan, as discussed below.

In January 2003, we prepaid $17 million of mortgage debt related to two of our Ritz-Carlton properties. We did not incur any prepayment penalties as a result of this debt extinguishment. The loss on the early extinguishment of debt related to the write-off of deferred financing fees, which was minimal, is included in interest expense in the accompanying statements of operations.

On June 14, 2002, in connection with our acquisition of the Boston Marriott Copley Place, we assumed $97 million of mortgage debt. The mortgage bears interest at a fixed rate of 8.39% and is due on June 1, 2006. Also, in January of 2002, we transferred the St. Louis Marriott Pavilion hotel to the mortgage lender. In the first quarter of 2002, we recorded the difference between the debt extinguished, the deferred incentive management fees forgiven and the fair value of the assets surrendered, net of tax, of $13 million as discontinued operations. See Note 11 for additional disclosure on the disposition.

DERIVATIVE INSTRUMENTS

The mortgage loan on the Canadian properties is denominated in U.S. dollars and the functional currency of the Canadian subsidiaries is the Canadian dollar. At the time of the origination of the loan, each of the subsidiaries entered into 60 separate currency forward contracts to buy U.S. dollars at a fixed price. These forward contracts hedge the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments, including the final balloon payment. These contracts had been designated as cash flow hedges of the debt service and balloon payment and were recorded at fair value on the balance sheet with offsetting changes recorded in accumulated other comprehensive income. During 2003, we prepaid approximately $40 million of the loan and terminated a foreign currency contract equal to the prepayment. As a result, the forward currency contracts were deemed ineffective for accounting purposes, and we recorded a loss on the contracts of approximately $18 million, which is included in "Loss on foreign currency and derivative contracts" in the accompanying statement of operations. We will record the increase or decrease in the fair value of the outstanding forward currency contracts in net income (loss) each period. The fair value of the contracts on December 31, 2003 and 2002 was $(12.3) million and $3.8 million, respectively. We also purchased an interest rate cap for approximately $0.4 million which caps the floating interest rate at 10.75% based on a notional amount ($48.3 million). The cap is a derivative that is marked to market and the gains and losses from changes in the market value of the cap are recorded in other income or expense in the current period. The fair value of the interest rate cap was $0.1 million at December 31, 2003.

On August 21, 2003, we entered into two four-year interest rate swap agreements, which mature October 2007, effectively converting our Series G senior notes to floating rate debt. Under the swaps, we receive fixed-rate payments of 9.25% and we make floating-rate payments based on six-month LIBOR plus 590 basis points (7.08% at December 31, 2003) on a $242 million notional amount, which is equal to the current amount of outstanding Series G senior notes. We have designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements will be recognized over the life of the agreements as an adjustment to interest expense. Changes in the fair value of the swaps and our Series G senior notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of these interest rate swaps at December 31, 2003 was $2.3 million.

On December 20, 2001, we entered into a 5-year interest rate swap agreement, which was effective on January 15, 2002 and matures in January 2007, effectively converting our Series I senior notes to floating rate debt. Under the swap, we receive fixed-rate payments of 9.5% and pay floating-rate payments based on one-month LIBOR plus 450 basis points (5.66% at December 31, 2003) on a $450 million notional amount, which is equal to the current amount of outstanding Series I senior notes. We have designated the interest rate swap as a fair value hedge for both financial reporting and tax purposes and the amounts paid or received under the swap agreement will be recognized over the life of the agreement as an adjustment to interest expense. Changes in the fair value of the swap and the Series I senior notes are reflected in the balance sheet as offsetting changes and have no income statement effect. The fair value of this interest rate swap at December 31, 2003 and 2002 was $34.5 million and $40.3 million, respectively.

In connection with the refinancing of the mortgage debt secured by the JW Marriott, Washington, D.C. in September 2003, we purchased an interest rate cap with a notional amount of $88 million, which caps the floating interest rate at 8.1% for the first two years of the loan. The cap represents a derivative that is marked to market and the gains and losses from changes in the market value of the cap are recorded in other income or expense in the current period. The fair value of the interest rate cap was $38,000 at December 31, 2003.

AGGREGATE DEBT MATURITIES

Aggregate debt maturities at December 31, 2003 are (in millions):

2004	$ 86
2005	152
2006	679
2007	860
2008	1,693
Thereafter	1,971
	5,441
Fair value adjustment for interest rate swaps	37
Discount on senior notes	(4)
Capital lease obligations	12
	$5,486

Cash paid for interest, net of amounts capitalized, was $468 million in 2003, $449 million in 2002 and $437 million in 2001.

Deferred financing costs, which are included in other assets, amounted to $82 million and $91 million, net of accumulated amortization, as of December 31, 2003 and 2002, respectively. Amortization of deferred financing costs totaled $17 million, $16 million, and $22 million in 2003, 2002 and 2001, respectively.

Amortization of property and equipment under capital leases totaled $3 million, $3 million and $4 million in the years ended December 31, 2003, 2002 and 2001, respectively, and is included in depreciation and amortization on the accompanying statements of operations.

5. COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF A SUBSIDIARY TRUST WHOSE SOLE ASSETS ARE THE CONVERTIBLE SUBORDINATED DEBENTURES DUE 2026

In December 1996, Host Marriott Financial Trust (the "Issuer"), a wholly owned subsidiary trust, issued 11 million shares of 6 3/4% convertible quarterly income preferred securities (the "Convertible Preferred Securities"), with a liquidation preference of $50 per share (for a total liquidation amount of $550 million). The Convertible Preferred Securities represent an undivided beneficial interest in the assets of the Issuer. The payment of distributions out of moneys held by the Issuer and payments on liquidation of the Issuer or the redemption of the Convertible Preferred Securities are guaranteed by us to the extent the Issuer has funds available therefor. This guarantee, when taken together with our obligations under the indenture pursuant to which the Debentures (defined below) were issued, the Debentures, our obligations under the Trust Agreement and its obligations under the indenture to pay costs, expenses, debts and liabilities of the Issuer (other than with respect to the Convertible Preferred Securities) provides a full and unconditional guarantee of amounts due on the Convertible Preferred Securities. Proceeds from the issuance of the Convertible Preferred Securities were invested in 6 3/4% Convertible Subordinated Debentures (the "Debentures") due December 2, 2026 issued by us. The Issuer exists solely to issue the Convertible Preferred Securities and its own common securities (the "Common Securities") and invest the proceeds therefrom in the Debentures, which is its sole asset. Separate financial statements of the Issuer are not presented because of our guarantee described above; our management has concluded that such financial statements are not material to investors as the Issuer is wholly owned and essentially has no independent operations.

Each of the Convertible Preferred Securities and the related debentures are convertible at the option of the holder into shares of our common stock at the rate of 3.2537 shares per Convertible Preferred Security (equivalent to a conversion price of $15.367 per share of our common stock). The Issuer will only convert Debentures pursuant to a notice of conversion by a holder of Convertible Preferred Securities. During 2003 and 2002, no shares were converted to common stock. During 2001, 400 shares were converted into common stock. The conversion ratio and price have been adjusted to reflect the impact of the distribution of shares of Crestline common stock and our common stock in connection with the REIT conversion.

Holders of the Convertible Preferred Securities are entitled to receive preferential cumulative cash distributions at an annual rate of 6 3/4% accruing from the original issue date, commencing March 1, 1997, and payable quarterly in arrears thereafter. The distribution rate and the distribution and other payment dates for the Convertible Preferred Securities correspond to the interest rate and interest and other payment dates on the Debentures. We may defer interest payments on the Debentures for a period not to exceed 20 consecutive quarters. If interest payments on the Debentures are deferred, so too are payments on the Convertible Preferred Securities. Under this circumstance, we will not be permitted to declare or pay any cash distributions with respect to our capital stock or debt securities that rank pari passu with or junior to the Debentures.

Subject to certain restrictions, the Convertible Preferred Securities are redeemable at the Issuer's option upon any redemption by us of the Debentures after December 2, 1999. Upon repayment at maturity or as a result of the acceleration of the Debentures upon the occurrence of a default, the Convertible Preferred Securities are subject to mandatory redemption.

In connection with consummation of the REIT conversion, the operating partnership assumed primary liability for repayment of the Debentures underlying the Convertible Preferred Securities. Upon conversion by a Convertible Preferred Securities holder, we will issue shares of our common stock, which will be delivered to such holder. Upon the issuance of such shares by us, the operating partnership will issue to us a number of OP Units equal to the number of shares of our common stock issued in exchange for the Debentures. There were no shares of Convertible Preferred Securities repurchased in 2003 and 2002.

6. SHAREHOLDERS' EQUITY

Seven hundred fifty million shares of common stock, with a par value of $0.01 per share, are authorized, of which 320.3 million and 263.7 million, respectively, were outstanding as of December 31, 2003 and 2002. Fifty million shares of no par value preferred stock are authorized, with 14.1 million shares outstanding as of December 31, 2003 and 2002.

Dividend. Our policy on paying dividends is generally to distribute the minimum amount of taxable income necessary to maintain REIT status. Further, dividends on both common and preferred shares were restricted to the minimum amount of distributions required to maintain our REIT status as a result of restrictions under our senior notes indenture. Annual preferred dividends were $2.50 per share in 2003 and 2002, and there were no common dividends paid in 2003 or 2002.

Common Stock and OP Units. During October 2003 and August 2003, we sold 23.5 million and 27.5 million shares of our common stock, respectively, at a price to the public of $10.75 and $9.25 per share, respectively. The net proceeds from the sale were $250 million and $251 million, respectively, after payment of the underwriting discount and offering expenses.

During February 2002, we filed a shelf registration statement for 1.1 million shares of our common stock to be issued in exchange for partnership interests held by the minority partners in the partnership that owns the San Diego Marriott Hotel and Marina. On March 15, 2002, the minority partners sold the 1.1 million common shares to an underwriter for resale on the open market. We did not receive any proceeds as a result of these transactions. Concurrent with the issuance of the common shares, the operating partnership issued to us an equivalent number of OP Units. Also, in April 2002, we acquired an additional interest in the partnership through the issuance of 6.9 million OP Units to certain minority partners in exchange for their partnership interests in the San Diego Marriott Hotel and Marina.

Preferred Stock. We currently have three classes of publicly-traded preferred stock outstanding. There are 4,160,000 shares of 10% Class A preferred stock, which were sold in August 1999; 4,000,000 shares of 10% Class B preferred stock, which were sold in November 1999; and 5,980,000 shares of 10% Class C preferred stock, which were sold in March 2001. Holders of all classes of the preferred stock are entitled to receive cumulative cash dividends at a rate of 10% per annum of the $25.00 per share liquidation preference and are payable quarterly in arrears. After August 3, 2004, April 29, 2005 and March 27, 2006 we have the option to redeem the Class A preferred stock, Class B preferred stock and Class C preferred stock, respectively, for $25.00 per share, plus accrued and unpaid dividends to the date of redemption. The preferred stock classes rank senior to the common stock and the authorized Series A junior participating preferred stock (discussed below), and on a parity with each other. The preferred stockholders generally have no voting rights. Accrued preferred dividends at December 31, 2003 were $8.8 million.

Shareholders Rights Plan. In November 1998, the Board of Directors adopted a shareholder rights plan (as amended December 24, 1998) under which a dividend of one preferred stock purchase right was distributed for each outstanding share of our common stock. Each right when exercisable entitles the holder to buy 1/1,000th of a share of a Series A junior participating preferred stock of ours at an exercise price of $55 per share, subject to adjustment. The rights are exercisable 10 days after a person or group acquired beneficial ownership of at least 20%, or began a tender or exchange offer for at least 20%, of our common stock. Shares owned by a person or group on November 3, 1998 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and expire on November 22, 2008, unless exercised or previously redeemed by us for $.005 each. If we were involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either our company or the acquiror having a value of twice the exercise price of the right.

7. INCOME TAXES

In December 1998, we restructured ourselves to enable us to qualify for treatment as a REIT effective January 1, 1999, pursuant to the U.S. Internal Revenue Code of 1986, as amended. In general, a corporation that elects REIT status and meets certain tax law requirements regarding distribution of its taxable income to its shareholders as prescribed by applicable tax laws and complies with certain other requirements (relating primarily to the nature of its assets and the sources of its revenues) is not subject to Federal income taxation on its operating income to the extent it distributes at least 90% of its taxable income. In addition to paying Federal and state taxes on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets, if any. Additionally, our consolidated taxable REIT subsidiaries are subject to Federal, state and foreign income tax. The consolidated income tax provision or benefit includes, primarily, the tax provision related to the operations of the taxable REIT subsidiaries, Federal and state taxes on any undistributed taxable income, and international taxes at the operating partnership, as well as each of their respective subsidiaries.

Where required, deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies.

Total deferred tax assets and liabilities at December 31, 2003 and December 31, 2002 were as follows:

(IN MILLIONS)	2003	2002
Deferred tax assets	$ 99	$ 82
Less: Valuation allowance	(9)	—
Subtotal	90	82
Deferred tax liabilities	(78)	(85)
Net deferred income tax liability	$ 12	$ (3)

The valuation allowance required under SFAS 109 primarily represents a net operating loss carryforward of a foreign affiliate ("NOL") the benefit of which was not previously recorded, but which has been recorded under SFAS 109 as a deferred tax asset with an offsetting valuation allowance. Any subsequent reduction in the valuation allowance related to the NOL will be recorded as a reduction of income tax expense. The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of December 31, 2003 and December 31, 2002 were as follows:

(IN MILLIONS)	2003	2002
Investment in hotel leases	$ 42	$ 57
Safe harbor lease investments	(20)	(21)
Property and equipment	(3)	(3)
Investments in affiliates	(55)	(61)
Deferred gains	9	6
Other	5	6
Net operating loss carryforwards	32	9
Alternative minimum tax credit carryforwards	2	4
Net deferred income tax asset (liability)	$ 12	$ (3)

At December 31, 2003 we have net operating loss carryforwards of approximately $80 million which expire in 2023.

The (provision) benefit for income taxes for continuing operations consists of:

(IN MILLIONS)		2003	2002	2001
Current	— Federal	$22	$(14)	$10
	— State	3	(5)	(3)
	— Foreign	(5)	(6)	(4)
		20	(25)	3
Deferred	— Federal	(9)	19	(9)
	— State	(1)	2	(2)
	— Foreign	2	—	(1)
		(8)	21	(12)
		$12	$ (4)	$ (9)

The (provision) benefit for income taxes including the amounts associated with discontinued operations were $9 million, $(6) million and $(8) million in 2003, 2002 and 2001, respectively.

On July 20, 2001, the United States Court of Appeals for the Fourth Circuit affirmed a lower court ruling that allowed us to carryback a 1991 specified liability loss to the tax years 1984 and 1985 resulting in a net income tax refund of $16 million. We recorded the refund as a benefit to the provision in 2001. In addition, we settled with the Internal Revenue Service ("IRS") all other outstanding Federal income tax issues for the tax years through 1998. We made net payments to the IRS of approximately $19 million in 2001 related to these settlements.

A reconciliation of the statutory Federal tax (provision) benefit to our income tax (provision) benefit for continuing operations follows:

(IN MILLIONS)	2003	2002	2001
Statutory Federal tax (provision) benefit	$ 83	$10	$(23)
Nontaxable income (loss) of REIT	(70)	(2)	8
Built-in-gain tax	—	1	—
State income taxes, net of Federal tax benefit	2	(3)	(5)
Tax contingencies	—	(4)	16
Tax on foreign source income	(3)	(6)	(5)
Income tax (provision) benefit	$ 12	$ (4)	$ (9)

Cash paid for income taxes, including IRS settlements, net of refunds received, was $21 million, $2 million and $24 million, respectively, in 2003, 2002 and 2001.

8. LEASES

Hotel Leases. During 1999, 2000 and part of 2001, we leased our hotels (the "Leases") to one or more third party lessees (the "Lessees"), primarily subsidiaries of Crestline, due to Federal income tax law restrictions on a REIT's ability to derive revenues directly from the operation of a hotel. Effective January 1, 2001, the REIT Modernization Act amended the tax laws to permit REITs to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary. Accordingly, a TRS acquired the Crestline lessee entities owning the leasehold interests with respect to 116 of our full-service hotels during January 2001 and acquired the lessee entities owning the leasehold interest with respect to four of our full-service hotels from Crestline (one lease) and Wyndham (three leases) during June of 2001. As a result, our revenues reflect hotel level sales instead of rental income.

Hospitality Properties Trust Relationship. In a series of related transactions in 1995 and 1996, we sold and leased back 53 Courtyard properties and 18 Residence Inns to Hospitality Properties Trust ("HPT"). These leases, which are accounted for as operating leases and are included in the table below, have initial terms expiring through 2012 for the Courtyard properties and 2010 for the Residence Inn properties, and are renewable at our option. Minimum rent payments are $54 million annually for the Courtyard properties and $18 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to HPT under the terms of the leases.

In connection with our conversion to a REIT, the operating partnership sublet the HPT hotels (the "Subleases") to separate sublessee subsidiaries of Crestline (the "Sublessee"), subject to the terms of the applicable HPT lease. The term of each Sublease expires simultaneously with the expiration of the initial term of the HPT lease to which it relates and automatically renews for the corresponding renewal term under the HPT lease, unless either the HPT lessee (the "Sublessor"), a wholly owned subsidiary of the operating partnership, elects not to renew the HPT lease, or the Sublessee elects not to renew the Sublease at the expiration of the initial term provided, however, that neither party can elect to terminate fewer than all of the Subleases in a particular pool of HPT hotels (one for Courtyard hotels and one for Residence Inn hotels). Rent payable by Crestline under the Sublease consists of the minimum rent payable under the HPT lease and an additional percentage rent payable to us. The percentage rent payable by the Sublessor is generally sufficient to cover the additional rent due under the HPT lease, with any excess being retained by the Sublessor. The rent payable under the Subleases is guaranteed by Crestline, up to a maximum amount of $30 million, which is allocated between the two pools of HPT hotels.

Other Lease Information. A number of our hotels are subject to long-term ground leases, generally with multiple renewal options, all of which are accounted for as operating leases. Certain of these leases contain provisions for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. We also have leases on facilities used in our former restaurant business, some of which we subsequently subleased. These leases and subleases contain one or more renewal options, generally for five or 10-year periods. Our lease activities also include leases entered into by our hotels for various types of equipment, such as computer equipment, vehicles and telephone systems. The restaurant and equipment leases are accounted for as either operating or capital leases, depending on the characteristics of the particular lease arrangement.

The following table presents the future minimum annual rental commitments required under non-cancelable leases for which we are the lessee as of December 31, 2003. Minimum payments for capital leases have not been reduced by aggregate minimum sublease rentals from restaurant subleases of $2 million, payable to us under non-cancelable subleases. Minimum payments for the operating leases have not been reduced by aggregate minimum sublease rentals from restaurants and HPT subleases of $27 million and $618 million, respectively, payable to us under non-cancelable subleases.

(IN MILLIONS)	CAPITAL LEASES	OPERATING LEASES
2004	$ 5	$ 111
2005	5	106
2006	5	103
2007	—	100
2008	—	114
Thereafter	—	1,245
Total minimum lease payments	15	$1,779
Less amount representing interest	(3)	
Present value of minimum lease payments	$12	

The ground lease on the New York Marriott Marquis, which was renegotiated in 1999, provides for the payment of a percentage of the hotel sales (4% in 1999 and 5% thereafter) through 2007 and an equivalent of real estate taxes on the property from 2008 through 2017, which is to be used to amortize the 1999 deferred ground rent obligation of $116 million. We have the right to purchase the land under certain circumstances for approximately $25 million, of which $4 million has already been paid. The balance of the deferred ground rent obligation was $52 million and $63 million, respectively, at December 31, 2003 and 2002 and is included in other liabilities in the accompanying consolidated balance sheets.

We remain contingently liable on certain leases relating to divested non-lodging properties. Such contingent liabilities aggregated $40 million at December 31, 2003. However, management considers the likelihood of any material funding related to these leases to be remote.

Rent expense consists of:

(IN MILLIONS)	2003	2002	2001
Minimum rentals on operating leases	$127	$120	$117
Additional rentals based on sales	13	21	32
Less: sublease rentals	(79)	(81)	(88)
	$ 61	$ 60	$ 61

9. EMPLOYEE STOCK PLANS

At December 31, 2003, we maintained two stock-based compensation plans, including the comprehensive stock plan (the "Comprehensive Plan"), whereby we may award to participating employees (i) options to purchase our common stock, (ii) deferred shares of our common stock and (iii) restricted shares of our common stock, and the employee stock purchase plan. At December 31, 2003, there were approximately 12 million shares of common stock reserved and available for issuance under the Comprehensive Plan.

Prior to 2002, we accounted for expense under these plans according to the provisions of Accounting Principles Board Opinion No. 25 and related interpretations. Consequently, no compensation expense was recognized for stock options issued under the Comprehensive Plan or stock issued under the employee stock purchase plan. In the third quarter of 2002, we implemented the expense recognition provisions of SFAS 123 with retroactive application to employee stock options granted on or after January 1, 2002 only. Options granted in fiscal years prior to 2002 will continue to be accounted for using the intrinsic value method as described in APB 25. As a result of the change in accounting method, we now record compensation expense for employee stock options based on the fair value of the options at the date of grant. We also record compensation expense for shares issued under our employee stock purchase plan. The implementation of SFAS 123 had no effect on the calculation of compensation expense for shares granted under deferred stock and restricted stock plans. For additional information on the effects of this change in accounting method, see Note 1.

Employee Stock Options. Employee stock options may be granted to officers and key employees with an exercise price not less than the fair market value of the common stock on the date of grant. Non-qualified options generally expire up to 15 years after the date of grant. Most options vest ratably over each of the first four years following the date of the grant. In connection with the Marriott International distribution in 1993, we issued an equivalent number of Marriott International options and adjusted the exercise prices of its options then outstanding based on the relative trading prices of shares of the common stock of the two companies.

In connection with the Host Marriott Services ("HM Services") spin-off in 1995, outstanding options held by our current and former employees were redenominated in both our and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. Pursuant to the distribution agreement between us and HM Services, we originally had the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. On August 27, 1999, Autogrill Acquisition Co., a wholly owned subsidiary of Autogrill SpA of Italy, acquired HM Services. Since HM Services is no longer publicly traded, all future payments to us will be made in cash, as HM Services has indicated that the receivable will not be settled in Autogrill SpA stock. As of December 31, 2003 and 2002, the receivable balance was approximately $6.1 million and $5.4 million, respectively, which is included in other assets in the accompanying consolidated balance sheets.

For purposes of the following disclosures required by SFAS 123, the fair value of each stock option granted has been estimated on the date of grant using an option-pricing model. There were no stock options granted in 2003. The following weighted average assumptions were used for grants issued during 2002 and 2001, respectively: risk-free interest rates of 3.8% and 5.2%, volatility of 36% and 37%, expected lives of 15 and 12 years; and dividend yield of 6.0% and 9.1%. The weighted average fair value per option granted during the year was $1.41 in 2002 and $1.09 in 2001. As a result of the implementation of SFAS 123, we recorded compensation expense of $274,000 and $47,000, respectively, for 2003 and 2002, which represents the expense for stock options granted as of January 1, 2002 only.

A summary of the status of our stock option plans that have been approved by our stockholders for 2003, 2002 and 2001 follows. We do not have stock option plans that have not been approved by our stockholders.

	2003		2002		2001	
	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, at beginning of year	5.4	$ 6	4.9	$6	4.2	$5
Granted	—	—	.9	8	1.4	8
Exercised	(.6)	6	(.2)	4	(.6)	4
Forfeited/expired	(.3)	9	(.2)	9	(.1)	8
Balance, at end of year	4.5	6	5.4	6	4.9	6
Options exercisable at year-end	3.2		3.3		2.9	

The following table summarizes information about stock options at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	SHARES (IN MILLIONS)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
$ 1 — 3	1.6	3	$2	1.6	$2
4 — 6	.2	5	6	.2	6
7 — 9	1.9	13	8	.9	8
10 — 12	.8	12	11	.5	11
13 — 19	—	9	18	—	18
	4.5			3.2	

Deferred Stock. Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. We accrue compensation expense for the fair market value of the shares on the date of grant, less estimated forfeitures. In 2003, 2002 and 2001, 45,000, 23,000 and 24,000 shares, respectively, were granted under this plan. The compensation cost that has been charged against income for deferred stock was not material for all periods presented. The weighted average fair value per share granted during each year was $8.00 in 2003, $9.95 in 2002 and $12.66 in 2001. The implementation of SFAS No. 123 had no impact on the calculation of compensation expense for the deferred stock incentive plan.

Restricted Stock. From time to time, we award restricted stock shares under the Comprehensive Plan to officers and key executives to be distributed over the next three years in annual installments based on continued employment and the attainment of certain performance criteria. We recognize compensation expense over the restriction period equal to the fair market value of the shares on the date of issuance adjusted for forfeitures, and where appropriate, the level of attainment of performance criteria and fluctuations in the fair market value of our common stock. In 2003, 2002 and 2001, 3,183,000, 906,000 and 167,000 shares, respectively, of restricted stock plan shares were granted to certain key employees under these terms and conditions. Approximately 1,069,000 and 623,000 shares, respectively, were forfeited in 2002 and 2001. No shares were forfeited in 2003. We recorded compensation expense of $15.0 million, $5.2 million and $7.6 million, respectively, in 2003, 2002 and 2001 related to these awards. The weighted average grant date fair value per share granted during each year was $8.82 in 2003, $10.49 in 2002 and $12.91 in 2001. Under these awards 3,475,000 shares were outstanding at December 31, 2003.

Employee Stock Purchase Plan. Under the terms of the employee stock purchase plan, eligible employees may purchase common stock through payroll deductions at 90% of the lower of market value at the beginning or market value at the end of the plan year, which runs from February 1 through January 31. As a result of the implementation of SFAS 123 during 2002, we now record compensation expense for the employee stock purchase plan based on the fair value of the employees' purchase rights, which is estimated using an option-pricing model with the following assumptions for 2003 and 2002, respectively: Risk-free interest rate of 1.3% and 2.2%, volatility of 36% and 37%, expected life of one year, and dividend yield of 0% for both years. For the 2003 and 2002 plan years, approximately 21,000 and 48,000 shares, respectively, were issued. The weighted average fair value of those purchase rights granted in 2003 and 2002 was $2.20 and $2.35, respectively. The compensation expense reflected in net income was not material for all periods presented.

Stock Appreciation Rights. In 1998, 568,408 stock appreciation rights ("SARs") were issued under the Comprehensive Plan to certain directors as a replacement for previously issued options that were cancelled during the year. The conversion to SARs was completed in order to comply with ownership limits applicable to us upon conversion to a REIT. The SARs are fully vested and the grant prices range from $1.20 to $2.71. In 2003, 2002 and 2001, we recognized compensation (income) expense for outstanding SARs as a result of fluctuations in the market price of our common stock of $1.6 million, $.8 million and $(1.2) million, respectively. As of December 31, 2003, approximately 439,000 SARs were outstanding.

10. PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

We contribute to defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The discretionary amount to be matched by us is determined annually by the Board of Directors. We provide medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Amounts for these items were not material for the three years ended December 31, 2003.

11. DISCONTINUED OPERATIONS

Assets Held For Sale. During December 2003, we entered into a definitive, binding agreement to sell five hotels. We sold three of these properties in January 2004. We have reclassified the assets and liabilities relating to these hotels as held for sale in our consolidated balance sheet as of December 31, 2003. The following table sets forth the balance sheet detail of these hotels (in millions):

Property and equipment, net	$72
Other assets	1
Total assets	$73
Other liabilities	$ 2
Total liabilities	$ 2

The operations of these hotels have been classified as discontinued operations on the statements of operations for all years presented. The following table summarizes the revenues and income (loss) before taxes of the hotels that have been classified as held for sale as of December 31, 2003.

(IN MILLIONS)	2003	2002	2001
Revenues	**$42**	$44	$46
Income before taxes	**1**	4	7

Dispositions. We disposed of eight hotels and abandoned one hotel (World Trade Center hotel-see Note 1 for more detail) in 2003 and disposed of one hotel in 2002 that require their operations and the related gains (losses) to be reclassified to discontinued operations in the statements of operations for all years presented. The following table summarizes the revenues, income (loss) before taxes, and the gain (loss) on disposal, net of tax, of the hotels that have been sold as of December 31, 2003.

(IN MILLIONS)	2003	2002	2001
Revenues[1]	$222	$120	$168
Income (loss) before taxes	176	23	(3)
Gain on disposal, net of tax	65	13	—

[1] Revenues in 2003 include business interruption proceeds of $173 million related to the World Trade Center hotel settlement. See Note 1 for additional information.

12. ACQUISITIONS

On November 13, 2003, we acquired the 806-room Hyatt Regency Maui Resort and Spa for $321 million.

During June 2003, we acquired the remaining general partner interest and preferred equity interest held by outside partners in the 772-room JW Marriott, Washington, D.C. for approximately $3 million. We also became the sole limited partner after the partnership foreclosed on a note receivable from the other limited partner. As a result, we consolidated the partnership, and recorded property and equipment of $131 million and $95 million in mortgage debt on June 20, 2003.

During 2002, we acquired 80% of the outstanding minority interest in the partnership that owns the San Diego Marriott Marina and Hotel in exchange for 1.1 million shares of common stock and 6.9 million OP Units, which resulted in an increase to property and equipment of $66.6 million to reflect the fair value of the interest acquired. As a result of the acquisition, we now own approximately 90% of the interests in the partnership that owns the hotel. We did not receive any proceeds as a result of these transactions.

On June 14, 2002, we acquired the 1,139-room Boston Marriott Copley Place for $214 million, including the assumption of $97 million in mortgage debt.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial assets and liabilities and other financial instruments are shown below as of December 31:

	2003		2002	
(IN MILLIONS)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Notes receivable	$54	$54	$53	$53
Financial liabilities				
Senior notes (excluding fair value of swaps)	3,143	3,318	3,207	3,221
Mortgage debt and other, net of capital leases	2,294	2,225	2,378	2,492
Other financial instruments				
Convertible Preferred Securities	475	484	475	351

Notes receivable and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. Senior notes and the Convertible Preferred Securities are valued based on quoted market prices. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

14. MARRIOTT INTERNATIONAL DISTRIBUTION AND RELATIONSHIP WITH MARRIOTT INTERNATIONAL

We have entered into various agreements with Marriott International (formerly a wholly owned subsidiary, the common stock of which was distributed to our shareholders on October 8, 1993) including the management of the majority of our hotels including franchised properties; financing for joint ventures including the acquisition in 1996 of two full-service properties in Mexico City, Mexico for which Marriott International provided $29 million of debt financing and $28 million in preferred equity and the 2000 acquisition of two partnerships owning 120 limited-service hotels for a combined $372 million plus interest and legal fees (see Note 3) and certain limited administrative services.

On July 25, 2002, we completed negotiations with Marriott International in connection with changes to the management and other agreements for substantially all of our Marriott and Ritz-Carlton managed hotels. The changes were effective as of December 29, 2001. The management contract changes include providing us with additional approval rights over hotel operating budgets, capital budgets, shared service programs, and changes to certain system wide programs; reducing the amount of working capital requirements, and expanding an existing agreement that allows us to fund furniture, fixtures and equipment expenditures from one account controlled by us, which collectively increased cash available to us for general corporate purposes at that time by $125 million; reducing incentive management fees payable on certain Marriott managed hotels; reducing the amount we pay related to frequent guest programs; gradually reducing the amounts payable with respect to various centrally administered programs; and providing additional territorial restrictions for certain hotels in eight markets.

In addition to these modifications, we have expanded the pool of hotels subject to an existing agreement that allows us to sell assets unencumbered by a Marriott management agreement without the payment of termination fees. The revised pool includes 46 assets, 75% (measured by EBITDA) of which may be sold over approximately a ten year or greater period without the payment of a termination fee (22.5%, measured by EBITDA, of which may be sold unencumbered by the Marriott brand).

In connection with these negotiations, we have amended our distribution agreement and stockholder rights plan to terminate Marriott International's right to purchase up to 20% of each class of our outstanding voting shares upon certain changes of control and clarified existing provisions in the management agreements that limit our ability to sell a hotel or our entire company to a competitor of Marriott International.

In 2003, 2002 and 2001, we paid Marriott International $136 million, $144 million and $162 million, respectively, in hotel management fees and $4 million, $5 million and $6 million, respectively, in franchise fees. In 2002 and 2001, we paid Marriott International $1 million and $2 million, respectively, for certain administrative services and office space.

15. HOTEL MANAGEMENT AGREEMENTS

Of our hotels, 87 are subject to management agreements under which Marriott International or one of their subsidiaries manages the hotels, generally for an initial term of 15 to 20 years with renewal terms at the option of Marriott International of up to an additional 16 to 30 years. The agreements generally provide for payment of base management fees that are generally three percent of sales and incentive management fees generally equal to 20% to 50% of operating profit (as defined in the agreements) over a priority return (as defined) to us, with total incentive management fees not to exceed 20% of cumulative operating profit, or 20% of current year operating profit. In the event of early termination of the agreements, Marriott International will receive additional fees based on the unexpired term and expected future base and incentive management fees. We have the option to terminate certain management agreements if specified performance or extension thresholds are not satisfied. A single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement. Certain consolidated partnerships with a total of eight properties operate under a single agreement, cancellation of which would affect all the properties in these partnerships.

Pursuant to the terms of the agreements, Marriott International furnishes the hotels with certain chain services which are generally provided on a central or regional basis to all hotels in the Marriott International hotel system. Chain services include central training, advertising and promotion, a national reservation system, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are required to be allocated among all domestic hotels managed, owned or leased by Marriott International or its subsidiaries on a fair and equitable basis. In addition, our hotels also participate in the Marriott Rewards program. The cost of this program is charged to all hotels in the Marriott hotel system.

We are obligated to provide the manager with sufficient funds, generally 5% of revenue, to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' property and improvements. Under certain circumstances, we will be required to establish escrow accounts for such purposes under terms outlined in the agreements. To the extent we are not required to fund such amounts into escrow accounts, we remain liable to make such fundings in the future.

We have franchise agreements with Marriott International for two hotels. Pursuant to these franchise agreements, we generally pay a franchise fee based on a percentage of room sales and food and beverage sales, as well as certain other fees for advertising and reservations. Franchise fees for room sales are approximately six percent of sales, while fees for food and beverage sales are approximately three percent of sales. The terms of the franchise agreements are from 15 to 30 years.

We hold management agreements with The Ritz-Carlton Hotel Company, LLC ("Ritz-Carlton"), a wholly-owned subsidiary of Marriott International, to manage ten of our hotels. These agreements have an initial term of 15 to 25 years with renewal terms at the option of Ritz-Carlton of up to an additional 10 to 40 years. Base management fees vary from two to five percent of sales and incentive management fees, if any, are generally equal to 20% of available cash flow or operating profit, as defined in the agreements.

We also hold management agreements with hotel management companies other than Marriott International and Ritz-Carlton for 15 of our hotels. These agreements generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party or, in some cases, the hotel management company of up to an additional one to 15 years. The agreements generally provide for payment of base management fees equal to one to four percent of sales. Fourteen of the fifteen agreements also provide for incentive management fees generally equal to 10 to 25 percent of available cash flow, operating profit, or net operating income, as defined in the agreements.

16. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

We consider each one of our full-service hotels to be an operating segment, none of which meets the threshold for a reportable segment. We also allocate resources and assess operating performance based on individual hotels. All of our non-full-service hotel activities (primarily our limited-service leased hotels and office buildings) are immaterial. Accordingly, we report one business segment, hotel ownership. Our foreign operations consist of four properties located in Canada and two properties located in Mexico, one of which was sold in January 2004. There were no intercompany sales between us and the foreign properties. The following table presents revenues and long-lived assets for each of the geographical areas in which we operate:

	2003		2002		2001	
(IN MILLIONS)	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS	REVENUES	LONG-LIVED ASSETS
United States	**$3,332**	**$6,907**	$3,397	$6,857	$3,443	$6,812
Canada	**70**	**107**	71	96	74	102
Mexico	**46**	**71**	48	78	41	85
Total	**$3,448**	**$7,085**	$3,516	$7,031	$3,558	$6,999

17. GUARANTEES

We have certain guarantees which consist of commitments we have made to third parties for leases or debt that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The guarantees are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of rental payments. The aggregate amount of these guaranteed payments is approximately $40 million as of December 31, 2003.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership as part of Crestline in the REIT conversion, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Crestline, who, in turn, is indemnified by the current owner of the facility.
- We are required to maintain a letter of credit for $2.9 million to guarantee payment of certain expenses related to the mortgage for Hanover Marriott which is owned by one of our wholly-owned subsidiaries. Our mortgage lender is the beneficiary under the letter of credit which expires in April 2004.
- On November 20, 2003, we sold the Jacksonville Marriott and the associated ground lease was assigned to the purchaser. We are contingently liable under the ground lease for amounts not to exceed $2.25 million. However, the purchaser of the hotel has indemnified us against any payment on the ground lease. Further, if we pay the maximum amount of $2.25 million, the landlord would be required to deed the land to us.

18. MANDATORILY REDEEMABLE NON-CONTROLLING INTERESTS OF ALL ENTITIES

We consolidate five partnerships, the Philadelphia Market Street HMC Limited Partnership, or Market Street; the Pacific Gateway, Ltd, or San Diego; the Lauderdale Beach Association or LBA; the Marriott Mexico City Partnership, or Mexico; and the East Side Hotel Associates, L.P., or East Side, with minority interest holders that have finite lives. The partnerships have lives ranging from 77 to 100 years and terminate between 2061 and 2097.

As of December 31, 2003, the minority interest holders in Market Street and San Diego had settlement alternatives in which they could be issued 367,909 and 1,616,000 OP Units, respectively, based on their ownership percentages of 1.58% and 10.03%, respectively, as stipulated in their partnership agreements. At December 31, 2003, the OP Units were valued at $4.5 million and $19.9 million, respectively, for Market Street and San Diego. LBA, East Side and Mexico do not have any settlement alternatives. At December 31, 2003, the fair values of the minority interests in these partnerships were approximately $114 million.

19. SUBSEQUENT EVENTS

In January 2004, we redeemed approximately $218 million of Series C senior notes and made a partial prepayment of approximately $44 million on a mortgage loan for two Ritz-Carlton properties. We recorded a loss of approximately $11 million related to the payment of the call premium and the acceleration of the related deferred financing fees in the first quarter of 2004.

In January 2004, we sold four hotels for total proceeds of approximately $80 million resulting in a minimal gain.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2003				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FISCAL YEAR
Revenues	$779	$840	$737	$1,092	$3,448
Income (loss) from continuing operations	(35)	(18)	(68)	(104)	(225)
Income from discontinued operations	1	4	4	230	239
Cumulative effect of a change in accounting principle [1]	—	—	(24)	24	—
Net income (loss)	(34)	(14)	(88)	150	14
Net income (loss) available to common shareholders	(43)	(23)	(97)	142	(21)
Basic earnings (loss) per common share:					
Continuing operations	(.16)	(.10)	(.28)	(.36)	(.92)
Discontinued operations	—	.01	.02	.74	.85
Cumulative effect of a change in accounting principle [1]	—	—	(.09)	.08	—
Net income (loss)	(.16)	(.09)	(.35)	.46	(.07)
Diluted earnings (loss) per common share:					
Continuing operations	(.16)	(.10)	(.28)	(.36)	(.92)
Discontinued operations	—	.01	.02	.74	.85
Cumulative effect of a change in accounting principle [1]	—	—	(.09)	.08	—
Net income (loss)	(.16)	(.09)	(.35)	.46	(.07)

[1] See the discussion of the cumulative effect of a change in accounting principle in Note 1, "Application of New Accounting Standards."

	2002				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	FISCAL YEAR
Revenues	$762	$881	$745	$1,128	$3,516
Income (loss) from continuing operations	(14)	19	(49)	(10)	(54)
Income from discontinued operations	15	5	11	7	38
Net income (loss)	1	24	(38)	(3)	(16)
Net income (loss) available to common shareholders	(8)	15	(47)	(11)	(51)
Basic earnings (loss) per common share:					
Continuing operations	(.09)	.04	(.22)	(.07)	(.34)
Discontinued operations	.06	.02	.04	.03	.15
Net income (loss)	(.03)	.06	(.18)	(.04)	(.19)
Diluted earnings (loss) per common share:					
Continuing operations	(.09)	.04	(.22)	(.07)	(.34)
Discontinued operations	.06	.02	.04	.03	.15
Net income (loss)	(.03)	.06	(.18)	(.04)	(.19)

The sum of the basic and diluted earnings (loss) per common share for the four quarters in all years presented differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective period.

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, the Company maintains a highly developed system of internal controls, policies, and procedures, and continually evaluates the adequacy and effectiveness of its control system. Management believes this system provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard the company's assets and to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements have been audited by KPMG LLP, independent public accountants. Their report expresses an informed judgment as to whether management's consolidated financial statements present fairly the company's financial position in conformity with accounting principles generally accepted in the United States.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of three directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent public accountants, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent public accountants and internal auditors have unrestricted access to the Audit Committee with or without the presence of management.



W. Edward Walter
Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Host Marriott Corporation:

We have audited the accompanying consolidated balance sheets of Host Marriott Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Marriott Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2002.

KPMG LLP

KPMG LLP
McLean, Virginia
February 23, 2004

SELECTED FINANCIAL DATA

The following table presents certain selected historical financial data which has been derived from audited consolidated financial statements for the five years ended December 31, 2003. The historical information contained in the following table for our 2003, 2002 and 2001 operations primarily represents gross hotel-level revenues and expenses of our properties. During 2000 and 1999, we owned the hotels but leased them to third-party lessees and, accordingly, during these periods our historical revenues primarily represent rental income generated by our leases.

	FISCAL YEAR				
(IN MILLIONS)	2003	2002	2001	2000	1999
INCOME STATEMENT DATA:					
Revenues	**$3,448**	$3,516	$3,558	$1,328	$1,228
Income (loss) from continuing operations	**(225)**	(54)	46	124	177
Income from discontinued operations [1]	**239**	38	5	32	34
Net income (loss)	**14**	(16)	51	156	211
Net income (loss) available to common Shareholders	**(21)**	(51)	19	141	216
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	**(.92)**	(.34)	.06	.49	.80
Income from discontinued operations	**.85**	.15	.02	.15	.15
Net income (loss)	**(.07)**	(.19)	.08	.64	.95
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	**(.92)**	(.34)	.06	.52	.81
Income from discontinued operations	**.85**	.15	.02	.11	.11
Net income (loss)	**(.07)**	(.19)	.08	.63	.92
Cash dividends per common share	**—**	—	.78	.91	.84
BALANCE SHEET DATA:					
Total assets	**$8,592**	$8,316	$8,338	$8,396	$8,202
Debt	**5,486**	5,638	5,602	5,322	5,069
Convertible Preferred Securities	**475**	475	475	475	497
Preferred stock	**339**	339	339	196	196

[1] Discontinued operations reflect the disposition of nine properties since January 1, 2002, five properties classified as held for sale in accordance with SFAS 144 and the gain on disposition and business interruption proceeds of the New York Marriott World Trade Center hotel as of December 31, 2003.

HOST MARRIOTT PORTFOLIO

AS OF MARCH 12, 2004

LOCATION

Arizona
Mountain Shadows Resort
Scottsdale Suites
The Ritz-Carlton, Phoenix

California
Coronado Island Resort
Costa Mesa Suites
Desert Springs Resort and Spa
Hyatt Regency, Burlingame
Manhattan Beach
Marina Beach
Newport Beach
Newport Beach Suites
Sacramento Host Airport
San Diego Hotel and Marina
San Diego Mission Valley
San Francisco Airport
San Francisco Fisherman's Wharf
San Francisco Moscone Center
San Ramon
Santa Clara
The Ritz-Carlton, Marina del Rey
The Ritz-Carlton, San Francisco
Torrance

Colorado
Denver Southeast
Denver Tech Center
Denver West

Connecticut
Hartford/Farmington
Hartford/Rocky Hill

Florida
Fort Lauderdale Marina
Harbor Beach Resort
Miami Airport
Miami Biscayne Bay
Orlando World Center Resort
Singer Island Hilton
Tampa Airport
Tampa Waterside
Tampa Westshore
The Ritz-Carlton, Amelia Island
The Ritz-Carlton, Naples
The Ritz-Carlton, Naples Golf Resort

Georgia
Atlanta Marquis
Atlanta Midtown Suites
Atlanta Perimeter
Four Seasons, Atlanta
Grand Hyatt, Atlanta
JW Marriott Hotel at Lenox
Westin Buckhead
The Ritz-Carlton, Atlanta
The Ritz-Carlton, Buckhead

Hawaii
Hyatt Regency Maui

Illinois
Chicago/Deerfield Suites
Chicago/Downers Grove Suites
Chicago/Downtown Courtyard
Chicago O'Hare
Chicago O'Hare Suites
Swissôtel, Chicago

Indiana
South Bend

Louisiana
New Orleans

Maryland
Bethesda
Gaithersburg/Washingtonian Center

Massachusetts
Boston/Newton
Boston Copley Place
Hyatt Regency, Boston
Hyatt Regency, Cambridge

Michigan
The Ritz-Carlton, Dearborn
Detroit Livonia

Minnesota
Minneapolis City Center
Minneapolis Southwest

Missouri
Kansas City Airport

New Hampshire
Nashua

New Jersey
Hanover
Newark Airport
Park Ridge

New Mexico
Albuquerque

New York
Albany
New York Financial Center
New York Marquis
Swissôtel, The Drake

North Carolina
Charlotte Executive Park
Greensboro/Highpoint
Raleigh Crabtree Valley
Research Triangle Park

Ohio
Dayton

Oregon
Portland

Pennsylvania
Four Seasons, Philadelphia
Philadelphia Convention Center
Philadelphia Airport

Tennessee
Memphis

Texas
Dallas/Fort Worth Airport
Dallas Quorum
Houston Airport
Houston Medical Center
JW Marriott Houston
San Antonio Rivercenter
San Antonio Riverwalk

Utah
Salt Lake City

Virginia
Dulles Airport
Fairview Park
Hyatt Regency, Reston
Key Bridge
Pentagon City Residence Inn
The Ritz-Carlton, Tysons Corner
Washington Dulles Suites
Westfields

Washington
Seattle SeaTac Airport

Washington, D.C.
JW Marriott, Washington, D.C.
Washington Metro Center

Canada
Calgary
Toronto Airport
Toronto Eaton Center
Toronto Delta Meadowvale

Mexico
JW Marriott, Mexico City

Note: All properties are operated under Marriott brands unless indicated otherwise.

DIRECTORS, OFFICERS AND MANAGEMENT TEAM

BOARD OF DIRECTORS

RICHARD E. MARRIOTT
Chairman of the Board

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

ROBERT M. BAYLIS [1,2]
Retired Vice Chairman
CS First Boston

TERENCE C. GOLDEN [1]
Former President and Chief
Executive Officer

ANN MCLAUGHLIN KOROLOGOS [2,3]
Senior Advisor
Benedetto, Gartland & Company, Inc.

JUDITH A. McHALE [2,3]
President and Chief Operating Officer
Discovery Communications, Inc.

JOHN B. MORSE, JR. [1,3]
Vice President and
Chief Financial Officer
The Washington Post Company

[1] Audit Committee
[2] Compensation Policy Committee
[3] Nominating and Corporate Governance Committee

CORPORATE OFFICERS AND MANAGEMENT TEAM

CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

ELIZABETH A. ABDOO
Executive Vice President, General Counsel and Corporate Secretary

MINAZ ABJI
Executive Vice President,
Asset Management

JAMES F. RISOLEO
Executive Vice President, Acquisitions and Development

W. EDWARD WALTER
Executive Vice President and
Chief Financial Officer

RICHARD A. BURTON
Senior Vice President, Taxes

JOHN A. CARNELLA
Senior Vice President and Treasurer

LARRY K. HARVEY
Senior Vice President and
Corporate Controller

GREGORY J. LARSON
Senior Vice President, Investor Relations

MATTHEW L. RICHARDSON
Senior Vice President, Development

JULES A. SIEBURGH
Senior Vice President and
Chief Technology Officer

PAMELA K. WAGONER
Senior Vice President, Human Resources and Leadership Development

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817
240/744-1000

WEB SITE
Visit the company's web site at:
www.hostmarriott.com

STOCK EXCHANGE LISTINGS
New York Stock Exchange
Chicago Stock Exchange
Pacific Stock Exchange
Philadelphia Stock Exchange

Ticker Symbol: HMT

INDEPENDENT PUBLIC ACCOUNTANTS
KPMG LLP, McLean, VA

NUMBER OF SHAREHOLDERS
42,000 at December 31, 2003

ANNUAL MEETING
The 2004 annual meeting of shareholders will be held at 11 a.m., May 20, 2004, at The Ritz-Carlton, Tysons Corner, 1700 Tysons Boulevard, McLean, Virginia, 22102

REGISTRAR AND TRANSFER AGENT
If you have any questions concerning transfer procedures or other stock account matters, please contact the transfer agent at the following address:

EquiServe Trust Company, N.A.
Shareholder Relations
P.O. Box 43069
Providence, RI 02940-3069
800/519-3111

COMMON STOCK PRICES

	STOCK PRICE	
	HIGH	LOW
2002		
1st Quarter	$12.05	$ 9.20
2nd Quarter	12.05	11.10
3rd Quarter	11.60	9.05
4th Quarter	10.02	7.75
2003		
1st Quarter	$ 8.15	$ 6.10
2nd Quarter	9.47	6.92
3rd Quarter	10.27	8.67
4th Quarter	12.32	9.95

No common dividends were declared in 2002 or 2003.

DESIGN: VIVO DESIGN, INC., PRINTING: PEAKE PRINTERS, INC.





HOST MARRIOTT

CORPORATION

[illegible]3 ROCKLEDGE DRIVE, SUITE 1500

BETHESDA, MARYLAND 20817